Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190200

PROSPECTUS

BIO-KEY INTERNATIONAL, INC.

16,026,947 shares of common stock

The 16,026,947 shares of our common stock, $.0001 par value per share, are being offered by the selling security holders identified in this prospectus. The shares of common stock offered by the selling security holders includes 12,526,941 shares of common stock and 3,500,006 shares of common stock underlying warrants with an exercise price of $0.40 per share which expire five years after the date of grant. All of the shares and warrants were issued by us in private placement transactions.

The selling security holders may sell the shares covered by this prospectus through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares by the selling security holders, however, we will receive proceeds upon any exercise of the warrants by the selling security holders.

Our common stock trades on the OTCQB under the symbol “BKYI.” The closing price of our common stock on the OTCQB on August 12, 2013, was $0.34 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 12, 2013.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1

RISK FACTORS	2

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13

BUSINESS	27

MANAGEMENT	36

EXECUTIVE COMPENSATION	40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	44

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	45

DESCRIPTION OF SECURITIES	45

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	48

THE OFFERING	50

SELLING SECURITY HOLDERS	51

USE OF PROCEEDS	53

PLAN OF DISTRIBUTION	53

LEGAL MATTERS	55

EXPERTS	55

ABOUT THIS PROSPECTUS	55

WHERE YOU CAN FIND MORE INFORMATION	56

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read carefully the entire prospectus, including “Risk Factors” and the financial statements and notes thereto, before making an investment decision.

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” the “registrant” “we,” “us” or “our” and similar terms in this prospectus refer to BIO-Key International, Inc. and its subsidiaries.

BIO-Key International, Inc.

We were founded in 1993 as a fingerprint biometric technology company. Biometric technology is the science of analyzing specific human characteristics which are unique to each individual in order to identify a specific person from a broader population.

We develop and market advanced fingerprint biometric identification and identity verification technologies, cryptographic authentication-transaction security technologies, as well as related Identity Management and Credentialing software solutions. We were pioneers in developing automated, finger identification technology that supplements or compliments other methods of identification and verification, such as personal inspection identification, passwords, tokens, smart cards, ID cards, PKI, credit card, passports, driver’s licenses, OTP or other form of possession or knowledge-based credentialing. Advanced BIO-key® technology has been and is used to improve both the accuracy and speed of competing finger-based biometrics.

In partnerships with OEMs, integrators, and solution providers, we provide biometric software solutions to private and public sector customers. We provide the ability to positively identify and authenticate individuals before granting access to valuable corporate resources, web portals or applications in seconds. Powered by our patented Vector Segment Technology™ our VST™, WEB-key® and BSP development kits are fingerprint biometric solutions that provide true interoperability with all major reader manufacturers, enabling application developers and integrators to seamlessly integrate fingerprint biometrics into virtually any application.

We have developed what we believe is the most discriminating and effective commercially available finger-based biometric technology. Our primary focus is in marketing and selling this technology into commercial logical and physical privilege entitlement and access control markets. Our primary market focus includes mobile payments and credentialing, online payments and credentialing, and healthcare record and payment data security, among other things. Our secondary focus includes government markets, primarily law enforcement forensic investigation and the Department of Homeland Security.

We continue to research and develop advancements in our capabilities, as well as exploring and developing potential strategic relationships, including potential business combinations and acquisitions, which could help us leverage our capability to deliver our solutions. We have built a direct sales force of professionals, and also team with resellers, integrators and partner networks with substantial experience in selling technology solutions to government and corporate customers.

Our principal executive offices are located at 3349 Highway 138, Building D, Suite B, Wall, NJ 07719, and our telephone number is (732) 359-1100. We maintain a website at www.bio-key.com. Information contained on our website does not constitute part of this prospectus.

The Offering

This prospectus covers the public sale of 16,026,947 shares of common stock to be sold by the selling security holders identified in this prospectus, which consist of 12,526,941 shares of common stock and 3,500,006 shares issuable upon the exercise of warrants. We issued (i) 9,026,935 shares of common stock in February 2013 for gross cash consideration of $902,963, and (ii) 3,500,006 shares of common stock and warrants to acquire 3,500,006 shares of common stock in July 2013 for gross cash consideration of $1,050,000. We will not receive any proceeds from the sale of the common stock by the selling security holders. We will, however, receive proceeds from any exercise of the warrants held by the selling security holders. If such warrants are exercised in full, we would receive gross cash proceeds of approximately $1,400,000. Any such proceeds are currently expected to be used for working capital and general corporate purposes. No assurances can be given that any of the warrants will be exercised.

The selling security holders may sell the shares covered by this prospectus through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares by the selling security holders.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in addition to other information in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company, our industry and our stock. In addition to these risks, our business may be subject to risks currently unknown to us. If any of these or other risks actually occurs, our business may be adversely affected, the trading price of our common stock may decline and you may lose all or part of your investment.

Business and Financial Risks

Based on our lack of significant revenue and recurring losses from operations since inception, our auditors have included an explanatory paragraph in their opinion as to the substantial doubt about our ability to continue as a going concern.

Due to, among other factors, our history of losses and limited revenue, our independent auditors have included an explanatory paragraph in their opinion for the year ended December 31, 2012 as to the substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

Since our formation, we have historically generated minimal revenue and have sustained substantial operating losses which may continue.

As of March 31, 2013, we had a working deficit of approximately $443,000 and an accumulated deficit of approximately $52,604,000. Since our inception, we have focused almost exclusively on developing our core technologies and, until the fourth quarter of 2004, had not generated any significant revenue. In 2009, we sold our Law Enforcement division, losing the benefit of significant recurring revenue streams. In order to increase revenue, we have developed a direct sales force and anticipate the need to retain additional sales, marketing and technical support personnel and may need to incur substantial expenses. We cannot assure you that we will be able to secure these necessary resources, that a significant market for our technologies will develop or that we will be able to achieve our targeted revenue. If we are unable to achieve revenue or raise capital sufficient to cover our ongoing operating expenses, we will be required to scale back operations, including marketing and research initiatives, or in the extreme case, discontinue operations.

Our biometric technology has yet to gain widespread market acceptance and we do not know whether a significant market will develop for our technology.

Biometric technology has received only limited market acceptance, particularly in the private sector. Our technology represents a novel security solution and we have not yet generated significant sales. Although recent security concerns relating to identification of individuals has increased interest in biometrics generally, it remains an undeveloped, evolving market. Biometric based solutions compete with more traditional security methods including keys, cards, personal identification numbers and security personnel. Acceptance of biometrics as an alternative to such traditional methods depends upon a number of factors including:

●	national or international events which may affect the need for or interest in biometric solutions;

●	the performance and reliability of biometric solutions;

●	marketing efforts and publicity regarding these solutions;

●	public perception regarding privacy concerns;

●	costs involved in adopting and integrating biometric solutions;

●	proposed or enacted legislation related to privacy of information; and

●	competition from non-biometric technologies that provide more affordable, but less robust, authentication (such as tokens and smart cards).

For these reasons, we are uncertain whether our biometric technology will gain widespread acceptance in any commercial markets or that demand will be sufficient to create a market large enough to produce significant revenue or earnings. Our future success depends, in part, upon business customers adopting biometrics generally, and our solution specifically.

Biometric technology is a new approach to Internet security which must be accepted in order for our WEB-key ® solution to generate significant revenue.

Our WEB-key ® authentication initiative represents a new approach to Internet security which has been adopted on a limited basis by companies which distribute goods, content or software applications over the Internet. The implementation of our WEB-key ® solution requires the distribution and use of a finger scanning device and integration of database and server side software. Although we believe our solutions provide a higher level of security for information transmitted over the Internet than existing traditional methods, unless business and consumer markets embrace the use of a scanning device and believe the benefits of increased accuracy outweigh implementation costs, our solution will not gain market acceptance.

The market for our solutions is still developing and if the biometrics industry adopts standards or a platform different from our standards or platform, then our competitive position would be negatively affected.

The market for identity solutions is still developing. The evolution of this market may result in the development of different technologies and industry standards that are not compatible with our current solutions, products or technologies.

Several organizations set standards for biometrics to be used in identification and documentation. Although we believe that our biometric technologies comply with existing standards, these standards may change and any standards adopted could prove disadvantageous to or incompatible with the our business model and current or future solutions, products and services.

Our software products may contain defects which will make it more difficult for us to establish and maintain customers.

Although we have completed the development of our core biometric technology, it has only been used by a limited number of business customers. Despite extensive testing during development, our software may contain undetected design faults and software errors, or “bugs” that are discovered only after it has been installed and used by a greater number of customers. Any such defect or error in new or existing software or applications could cause delays in delivering our technology or require design modifications. These could adversely affect our competitive position and cause us to lose potential customers or opportunities. Since our technologies are intended to be utilized to secure physical and electronic access, the effect of any such bugs or delays will likely have a detrimental impact on us. In addition, given that biometric technology generally, and our biometric technology specifically, has yet to gain widespread acceptance in the market, any delays would likely have a more detrimental impact on our business than if we were a more established company.

While we have commenced a significant sales and marketing effort, we have only begun to develop a significant distribution channel and may not have the resources or ability to sustain these efforts or generate any meaningful sales.

In order to generate revenue from our biometric products, we are dependent upon independent original equipment manufacturers, system integrators and application developers, which we do not control. As a result, it may be more difficult to generate sales.

We market our technology through licensing arrangements with:

●	Original equipment manufacturers, system integrators and application developers which develop and market products and applications which can then be sold to end users; and

●	Companies which distribute goods, services or software applications over the Internet.

As a technology licensing company, our success will depend upon the ability of these manufacturers and developers to effectively integrate our technology into products and services which they market and sell. We have no control over these licensees and cannot assure you that they have the financial, marketing or technical resources to successfully develop and distribute products or applications acceptable to end users or generate any meaningful revenue for us. These third parties may also offer the products of our competitors to end users.

We face intense competition and may not have the financial and human resources necessary to keep up with rapid technological changes, which may result in our technology becoming obsolete.

The Internet, facility access control and information security markets are subject to rapid technological change and intense competition. We compete with both established biometric companies and a significant number of startup enterprises as well as providers of more traditional methods of access control. Most of our competitors have substantially greater financial and marketing resources than we do and may independently develop superior technologies, which may result in our technology becoming less competitive or obsolete. We may not be able to keep pace with this change. If we are unable to develop new applications or enhance our existing technology in a timely manner in response to technological changes, we will be unable to compete in our chosen markets. In addition, if one or more other biometric technologies such as voice, face, iris, hand geometry or blood vessel recognition are widely adopted, it would significantly reduce the potential market for our fingerprint identification technology.

We depend on key employees and members of our management team, including our Chairman of the Board and Chief Executive Officer, in order to achieve our goals. We cannot assure you that we will be able to retain or attract such persons.

Our consulting contract with Thomas J. Colatosti, our Chairman of the Board, expired in December 2011. Mr. Colatosti continues, however, to assist us in the areas of strategic planning and corporate finance. In addition, our employment contract with Michael W. DePasquale, our Chief Executive Officer, expires in March each year, and renews automatically for successive one year periods unless we provide notice of non-renewal. Although the contract does not prevent him from resigning, it does contain confidentiality and non-compete clauses which are intended to prevent him from working for a competitor within one year after leaving our Company. Our success depends on our ability to attract, train and retain employees with expertise in developing, marketing and selling software solutions. In order to successfully market our technology, we will need to retain additional engineering, technical support and marketing personnel. The market for such persons remains highly competitive and our limited financial resources will make it more difficult for us to recruit and retain qualified persons.

We cannot assure you that the intellectual property protection for our core technology provides a sustainable competitive advantage or barrier to entry against our competitors.

Our success and ability to compete is dependent in part upon proprietary rights to our technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets and technical measures to protect our propriety rights. We have filed a patent application relating to both the optic technology and biometrics solution components of our technology wherein several claims have been allowed. Over the last few years, the U.S. Patent Office has issued us a series of patents for our Vector Segment fingerprint technology (VST), and our other core biometric analysis and identification technologies. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from misappropriation in the U.S. and abroad. Any patent issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property rights on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the U.S. and abroad, our technology or other intellectual property may be compromised, and our business would be materially adversely affected. If any of our proprietary rights are misappropriated or we are forced to defend our intellectual property rights, we will have to incur substantial costs. Such litigation could result in substantial costs and diversion of our resources, including diverting the time and effort of our senior management, and could disrupt our business, as well as have a material adverse effect on our business, prospects, financial condition and results of operations. We can provide no assurance that we will have the financial resources to oppose any actual or threatened infringement by any third party. Furthermore, any patent or copyrights that we may be granted may be held by a court to infringe on the intellectual property rights of others and subject us to the payment of damage awards.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

Third parties may claim that we are infringing on their intellectual property rights. We may violate the rights of others without our knowledge. We may expose ourselves to additional liability if we agree to indemnify our customers against third party infringement claims. While we know of no basis for any claims of this type, the existence of and ownership of intellectual property can be difficult to verify and we have not made an exhaustive search of all patent filings. Additionally, most patent applications are kept confidential for twelve to eighteen months, or longer, and we would not be aware of potentially conflicting claims that they make. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative technology or obtain other licenses. In addition, we may incur substantial expenses in defending against these third party infringement claims and be diverted from devoting time to our business and operational issues, regardless of the merits of any such claim. In addition, in the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are used in the development of portions of products which are similar to the development in which they were involved at their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. If any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future services, which could result in substantial costs and diversion of our financial and management resources. Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations. Even if intellectual property claims brought against us are without merit, they could result in costly and time consuming litigation, and may divert our management and key personnel from operating our business.

If we are unable to effectively protect our intellectual property rights on a worldwide basis, we may not be successful in the international expansion of our business.

Access to worldwide markets depends in part on the strength of our intellectual property portfolio. There can be no assurance that, as our business expands into new areas, we will be able to independently develop the technology, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. To the extent that we have to rely on licensed technology from others, there can be no assurance that we will be able to obtain licenses at all or on terms we consider reasonable. The lack of a necessary license could expose us to claims for damages and/or injunction from third parties, as well as claims for indemnification by our customers in instances where we have a contractual or other legal obligation to indemnify them against damages resulting from infringement claims. With regard to our own intellectual property, we actively enforce and protect our rights. However, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our protected technology in international markets.

We face inherent product liability or other liability risks that could result in large claims against us.

We have inherent risk of exposure to product liability and other liability claims resulting from the use of our products, especially to the extent customers may depend on our products in public safety situations that may involve physical harm or even death to individuals, as well as exposure to potential loss or damage to property. Despite quality control systems and inspection, there remains an ever-present risk of an accident resulting from a faulty manufacture or maintenance of products, or an act of an agent outside of our or our supplier’s control. Even if our products perform properly, we may become subject to claims and costly litigation due to the catastrophic nature of the potential injury and loss. A product liability claim, or other legal claims based on theories including personal injury or wrongful death, made against us could adversely affect operations and financial condition. Although we may have insurance to cover product liability claims, the amount of coverage may not be sufficient.

We expect that we will need to obtain additional financing to execute our business plan, which may not be available. If we are unable to raise additional capital or generate significant revenue, we may not be able to continue operations.

Since our inception, we have not generated significant, recurring revenue and have experienced substantial losses.

In February 2013, we raised additional capital of approximately $500,000 from certain private and institutional investors and $900,000 from DRNC Holdings, Inc. (“DRNC”) through a combination of debt and equity. In July 2013, we raised additional capital of approximately $1,050,000 from certain private investors through sales of our equity securities.

If we are unable to generate sufficient revenue to cover operating expenses and fund our business plan, we will need to obtain additional third-party financing to (i) conduct the sales, marketing and technical support necessary to execute our plan to substantially grow operations, increase revenue and serve a significant customer base; and (ii) provide working capital. We may, therefore, need to obtain additional financing through the issuance of debt or equity securities.

We cannot assure you that we will ever be able to secure any such additional financing on terms acceptable to us or at all. If we cannot obtain such financing, we will not be able to execute our business plan, will be required to reduce operating expenses, and in the extreme case, discontinue operations.

We may not achieve sustainable profitability with respect to the biometric component of our business if we are unable to maintain, improve and develop the wireless data services we offer.

We believe that our future business prospects depend in part on our ability to maintain and improve our current services and to develop new ones on a timely basis. Our services will have to achieve market acceptance, maintain technological competitiveness, and meet an expanding range of customer requirements. As a result of the complexities inherent in our service offerings, major new wireless data services and service enhancements require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance. If we cannot effectively develop and improve services, we may not be able to recover our fixed costs or otherwise become profitable.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

We granted a blanket security interest in all of our assets to the holder of our secured debt. If we are unable to make our required payments on such debt, or any other event of default occurs, it could have a material adverse effect on our business and operations, and the debt holders may foreclose on our assets.

As part of our secured debt financing transactions, we granted to the holder of such secured debt a blanket security interest in all of our assets, including assets of our subsidiary. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. In the event we default in payment on such debt, or any other event of default occurs under the relevant financing documents, and the default is not cured, 100% of the outstanding principal amount of the secured note, plus accrued interest and fees, will accelerate and be due and payable in full.

The cash required to pay such accelerated amounts on the secured notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, we may have insufficient funds to satisfy such amount, and can be forced to restructure, file for bankruptcy, sell assets or cease operations, all of which would have a material adverse effect on our business, operating results or financial condition. In addition, upon an event of default, the holder of the secured debt could foreclose on our assets or exercise any other remedies available to them, including taking possession of and selling our intellectual property or other assets. If our assets were foreclosed upon, we would most likely be forced to file for bankruptcy or cease operations; stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

Our obligations to the holder of our outstanding secured note may adversely affect our ability to enter into potential significant transactions with other parties.

We will need to obtain the consent of the holder of our secured note before we can take certain actions, including the issuance of any loan or debt secured by our assets. Accordingly, unless we obtain such consent, we may not be able to enter into certain transactions.

Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.

As a technology company, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information. Although we utilize various procedures and controls to monitor these threats and mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities, essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows.

Cybersecurity attacks in particular are evolving and include but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. These events could damage our reputation and lead to financial losses from remedial actions, loss of business or potential liability.

Risks Related To Our Common Stock

We have issued a substantial number of securities that are convertible into shares of our common stock which could result in substantial dilution to the ownership interests of our existing stockholders.

As of the date of this prospectus, approximately 17,312,278 shares of our common stock were reserved for issuance upon exercise or conversion of the following securities (at conversion prices applicable as at March 31, 2013):

●	14,180,597 shares upon exercise of outstanding stock options and warrants; and

●	3,131,681 shares upon exercise of options available for future grant under our existing option plans.

The exercise or conversion of these securities will result in a significant increase in the number of outstanding shares and substantially dilute the ownership interests of our existing stockholders.

Applicable SEC Rules governing the trading of “penny stocks” limits the trading and liquidity of our common stock, which may adversely affect the trading price of our common stock and the ability to sell our shares.

Our common stock currently trades on the OTCQB. Since our common stock continues to trade below $5.00 per share, our common stock is considered a “penny stock” and is subject to SEC rules and regulations, which impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

We expect to raise additional funds in the future through issuances of securities and such additional funding may be dilutive to stockholders or impose operational restrictions.

We expect that we will need to raise additional capital in the future to help fund our operations through sales of shares of our common stock or securities convertible into shares of our common stock, as well as issuances of debt. Such additional financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants which may limit our operating flexibility. If additional capital is raised through the issuance of shares of our common stock or securities convertible into shares of our common stock, the percentage ownership of existing stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase shares of common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their shares, after price appreciation, which may never occur, as the only way to realize any return on their investment. Investors seeking cash dividends should not purchase our shares.

Provisions of our certificate of incorporation, bylaws and Delaware law may make a contested takeover of our Company more difficult.

Certain provisions of our certificate of incorporation, bylaws and the General Corporation Law of the State of Delaware ("DGCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our stockholders. For example, we are subject to the provisions of the DGCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Our certificate of incorporation also includes undesignated preferred stock, which may enable our board of directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. Finally, our bylaws include an advance notice procedure for stockholders to nominate directors or submit proposals at a stockholders meeting. Delaware law and our charter may therefore inhibit a takeover.

The trading price of our common stock may be volatile.

The trading price of our shares has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth in this prospectus as well as our operating results, financial condition, announcements of innovations or new products by us or our competitors, general conditions in the biometrics and access control industries, and other events or factors. Although we believe that approximately 15 registered broker dealers currently make a market in our common stock, we cannot assure you that any of these firms will continue to serve as market makers or have the financial capability to stabilize or support our common stock. A reduction in the number of market makers or the financial capability of any of these market makers could also result in a decrease in the trading volume of and price of our shares. In recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations may adversely affect the future-trading price of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus contains certain forward-looking statements. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “future,” “plan,” “intend” and “expect” and similar expressions generally identify forward-looking statements. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include: our history of losses and limited revenue; our ability to raise additional capital; infringement on our intellectual property; changes in business conditions; changes in our sales strategy and product development plans; changes in the marketplace; continued services of our executive management team; security breaches; competition between us and other companies in the biometric technology industry; market acceptance of our products under development; delays in the development of products and statements of assumption underlying any of the foregoing, as well as other factors set forth under the caption “Risk Factors” on page 2 of this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the foregoing. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in the section captioned “Risk Factors” on page 2 of this prospectus. The following should be read in conjunction with our audited financial statements included elsewhere herein.

Overview

We were founded in 1993 as a fingerprint biometric technology company. Biometric technology is the science of analyzing specific human characteristics which are unique to each individual in order to identify a specific person from a broader population.

We develop and market advanced fingerprint biometric identification and identity verification technologies, cryptographic authentication-transaction security technologies, as well as related identity management and credentialing software solutions. We were pioneers in developing automated, finger identification technology that supplements or compliments other methods of identification and verification, such as personal inspection identification, passwords, tokens, smart cards, ID cards, PKI, credit card, passports, driver’s licenses, OTP or other form of possession or knowledge-based credentialing.  Advanced BIO-key® technology has been and is used to improve both the accuracy and speed of competing finger-based biometrics.

In partnerships with OEMs, integrators, and solution providers, we provide biometric software solutions to private and public sector customers.  We provide the ability to positively identify and authenticate individuals before granting access to valuable corporate resources, web portals or applications in seconds.  Powered by our patented Vector Segment Technology™ our VST™, WEB-key® and BSP development kits are fingerprint biometric solutions that provide true interoperability with all major reader manufacturers, enabling application developers and integrators to seamlessly integrate fingerprint biometrics into virtually any application.

We have developed what we believe is the most discriminating and effective commercially available finger-based biometric technology. Our primary focus is in marketing and selling this technology into commercial logical and physical privilege entitlement and access control markets.  Our primary market focus includes mobile payments and credentialing, online payments and credentialing, and healthcare record and payment data security, among other things.  Our secondary focus includes government markets, primarily law enforcement forensic investigation and the Department of Homeland Security.

We continue to research and develop advancements in our capabilities, as well as exploring and developing potential strategic relationships, including potential business combinations and acquisitions, which could help us leverage our capability to deliver our solutions. We have built a direct sales force of professionals, and also team with resellers, integrators and partner networks with substantial experience in selling technology solutions to government and corporate customers.

Strategic Outlook

Historically, our largest market has been access control within highly regulated industries such as healthcare.  However, we believe the mass adoption of advanced smart-phone and hand-held wireless devices have caused commercial demand for advanced user authentication to emerge as viable.  The introduction of smart-phone capabilities, like mobile payments and credentialing, could effectively require biometric user authentication on mobile devices to reduce risks of identity theft, payment fraud and other forms of fraud in the mobile or cellular based World Wide Web. As more services and payment functionalities, like mobile wallets and near field communication (NFC), migrate to smart-phones, the value and potential risk associated with such systems should grow and drive demand and adoption of advanced user authentication technologies, including fingerprint biometrics and BIO-key solutions.

We believe there is potential for significant market growth in three key areas:

●	Corporate network access control, including corporate campuses, computer networks and applications;

●	Consumer mobile credentialing, including mobile payments, credit and payment card programs, data and application access, and commercial loyalty programs; and.

●	Government services and highly regulated industries, including Medicare, Medicaid, Social Security, drivers licenses, campus and school ID, passports/visas.

In the near-term, we expect to grow our business within the government services and  highly-regulated industries which we have historically had a strong presence, such as the healthcare industry.  We believe that continued heightened security and privacy requirements in these industries will generate increased demand for security solutions, including biometrics.

Over the longer term, we intend to expand our business into the Cloud and mobile computing industries. The emergence of Cloud computing and mobile computing are primary drivers of commercial and consumer adoption of advanced authentication applications, including biometric and BIO-key authentication capabilities.  As the value of assets, services and transactions increases on such networks, we expect that security and user authentication demand will rise proportionately.

RESULTS OF OPERATIONS

Comparison of the Three-Month Periods Ended March 31, 2013 and 2012

Percent Trend

	Three Months Ended March 31,
	2013	2012
Revenues
Services	34%	28%
License fees and other	66%	72%
Total Revenues	100%	100%
Costs and other expenses
Cost of services	5%	9%
Cost of license fees and other	10%	4%
Total Cost of Goods Sold	15%	13%
Gross profit	85%	87%

Operating expenses
Selling, general and administrative	91%	43%
Research, development and engineering	33%	18%
Total Operating Expenses	124%	61%
Operating (loss) income	-38%	26%

Other income (expenses)	-1%	0%

Net (loss) income	-39%	26%

Revenues and cost of goods sold

	Three months ended
	March 31,
	2013	2012	$ Change	% Change

Revenues
Service	$276,960	395,854	$(118,894)	-30%
License & other	527,683	1,014,573	(486,890)	-48%
Total Revenue	$804,643	$1,410,427	$(605,784)	-43%

Cost of goods sold
Service	$40,715	124,017	(83,302)	-67%
License & other	77,098	57,413	19,685	34%
Total COGS	$117,813	$181,430	$(63,617)	-35%

Revenues

For the three months ended March 31, 2013 and 2012, service revenues were $276,960 and $395,854, respectively, a decrease of $118,894, or 30%.  The decrease is due to lower non-recurring custom services revenue of approximately $120,000.  Recurring maintenance and support revenue remained relatively constant at $174,000 as compared to $173,000 during the three months ended March 31, 2012.

For the three months ended March 31, 2013, license and other revenue (comprised of third party hardware and royalty) decreased as a result of several contributing factors.  Core software license revenue decreased by approximately $545,000, or 60%, primarily as a result of no new large implementation in a blood center in 2013. For the three months ended March 31, 2013 and 2012, we continued to ship products to McKesson Corporation for the continued deployment of our identification technology in its AccuDose® product line, and for continued expansion of biometric ID deployments with commercial partners ChoicePoint /LexisNexis, Educational Biometric Technology, and Identimetrics. Third-party hardware sales increased by approximately $57,000, or 78%, due to continued expansions from existing customers.  Our royalty income for the three months ended March 31, 2013 and 2012 was derived primarily from an OEM agreement and increased from approximately $25,000 to approximately $26,000.

Costs of goods sold

For the three months ended March 31, 2013 cost of service decreased approximately $83,000 as a result of reduced costs associated with lower non-recurring custom services revenue. For the three months ended March 31, 2013, license and other costs increased $19,685 as a result of increases in third party hardware and third party license costs.

Selling, general and administrative

	Three months ended
	March 31,
	2013	2012	$ Change	% Change

Selling, general and administrative	$732,076	$604,884	$127,192	21%

Selling, general and administrative costs for the three months ended March 31, 2013 increased 21% from the corresponding period in 2012.  The increase was related to fees associated with  the InterDigital agreements, personnel costs and factoring fees, offset by a decrease in channel marketing expense related to decreased non-recurring custom services revenue, and a decrease in commission expense related to lower revenue.

Research, development and engineering

	Three months ended
	March 31,
	2013	2012	$ Change	% Change

Research, development and engineering	$262,809	$254,487	$8,322	3%

For the three months ended March 31, 2013, research, development and engineering costs increased 3% from the corresponding period in 2012 as a result of additional temporary outside services, offset by reduced travel and reduced share-based compensation expenses.

Other income and expense

	Three months ended
	March 31,
	2013	2012	$ Change	% Change

Interest expense	$(7,524)	$(6,128)	$(1,396)	23%

Interest expense during the three months ended March 31, 2013 was comprised of accrued interest on promissory notes issued in 2010 and 2013 (see Note 5 to our March 2013 financial statements contained elsewhere in this report), and the amortized portion of the deferred financing costs for the promissory note issued in 2013. Interest expense for the three months ended March 31, 2012 consisted of accrued interest on the promissory note issued in 2010.

Cash Flows

Net cash used for operations during the three months ended March 31, 2013 was approximately $607,000 which includes a one-time fees of approximately $133,000 related to the transactions with DRNC. The cash used in operating activities was primarily attributable to the following items:

●

Positive cash flows related to an decrease in accounts receivable of approximately $156,000 due to one large order received and paid for in the first quarter and approximately $96,000 in payments received from factored receivables; and

●

Negative cash flows related to a decrease in accounts payable and accrued expenses of approximately $490,000, attributable to working capital management, an increase in prepaid expenses of approximately $34,000, attributable to retaining specialized consultants, and a decrease of approximately $41,000 in deferred revenue.

Net cash provided by financing activities during the three months ended March 31, 2013 was approximately $975,000 from the following activities :

●	Positive cash flow from the issuance of 9,026,935 shares of common stock for an aggregate purchase price of $902,693 and the issuance of a 2013 note payable in the principal amount of $497,307; and

●

Negative cash flows of $321,000 from the repayment of a 2010 note payable and approximately $46,000 for the one-time fees associated with the stock issuance and approximately $57,000 for one-time fees associated with the 2013 note payable.

Net working capital deficit at March 31, 2013 was approximately $443,000 as compared to approximately $1,447,000 at December 31, 2012. The improvement was driven mainly by the financing activities in the first quarter of 2013.

Comparison of Years Ended December 31, 2012 and 2011

Two Year % trend

	Years ended December 31,
	2012	2011
Revenues
Services	29%	24%
License fees and other	71%	76%
	100%	100%
Costs and other expenses
Cost of services	6%	5%
Cost of license fees and other	9%	18%
	15%	23%
Gross Profit	85%	77%

Operating expenses
Selling, general and administrative	59%	86%
Research, development and engineering	25%	32%
	84%	118%
Operating income (loss)	1%	-41%

Other income (deductions)
Total other income (deductions)	-1%	-13%
Net income (loss)	0%	-54%

Revenues and Costs of goods sold

			2012 - 2011
	2012	2011	$ Chg	% Chg

Revenues
Service	$1,094,731	$848,483	$246,248	29%
License & other	2,741,162	2,660,321	80,841	3%
Total Revenue	$3,835,893	$3,508,804	$327,089	9%

Cost of goods sold
Service	$221,027	$159,223	$61,804	39%
License & other	350,706	651,236	(300,530)	-46%
Total COGS	$571,733	$810,459	$(238,726)	-29%

Revenues

For the years ended December 31, 2012 and 2011, service revenues included approximately $688,000 and $680,000, respectively, of recurring maintenance and support revenue, and approximately $407,000 and $168,000, respectively, of non-recurring custom services revenue.  Non-recurring service revenue increased 142% from 2011 to 2012 as the Company completed services for a large custom contract and continued to provide custom services deployed to different sites from a legacy customer.

For the year ended December 31, 2012, license and other revenue (comprised of third party hardware and royalty income) increased as a result of several contributing factors.  The Company realized an approximate $441,000 increase (27%) from 2011 to 2012 in its core software license revenue from both new and existing customers. The percentage of license and other revenue as a proportion of total revenue decreased from 76% to 71%, due to the relative increase in service revenue from 24% to 29% of total revenue. Third-party hardware sales decreased by approximately $381,000 (41%) from 2011 to 2012 primarily as a result of smaller deployments from new customers in the healthcare industry, who required initial start-up investments in hardware, in addition to expanding deployments from existing customers and other OEM requirements.  Depending on the size and the timing requirements of the customers’ software deployment roadmap, hardware purchases may be solely within the initial software order, or, as with our OEM partners in the healthcare industry, a recurring activity. McKesson continued their deployment of our identification technology in their AccuDose® product line, and our partners Allscripts, Medflow, ChoicePoint/LexisNexis, Educational Biometric Technology and Identimetrics all continued expansion of biometric ID deployments. The Company’s royalty income for the year ended December 31, 2012 was derived from a December 2009 OEM agreement, and resulted in a 22% increase in revenue of approximately $94,000 to $116,000 from 2011 to 2012. The Company expects this revenue stream to be recurring.

Costs of goods sold

For the year ended December 31, 2012, cost of services increased from 2011 due to costs associated with the increased non-recurring custom services, as well as customer support, as needed for the expanding customer base.  The Company expects these costs will increase in future periods as additional Biometric customers are added and non-recurring custom services increase with diversification of markets.

For the year ended December 31, 2012, cost of license and other decreased from 2011 due to the decrease in third party hardware costs commensurate with the decrease in hardware orders discussed in the “Revenues” section above. This was the main reason behind the increase in the Company’s gross margin to 85% from 77% over the two year period.

Selling, general and administrative

			2012 - 2011
	2012	2011	$ Chg	% Chg

Total	$2,288,903	$3,036,299	$(747,396)	-25%

Selling, general and administrative costs decreased 25% for the year ended December 31, 2012 as compared to the same period 2011.   Reductions included a reversal of a bad debt expense related to a contract whose payments were behind schedule for $377,000 in 2012, which was expensed in 2011, a decrease in personnel fees of approximately $233,000 and marketing related expenses of $50,000. The decreases were offset by an increase in legal and settlement fees for litigation filed by Blue Spike, LLC of approximately $208,000.

Research, development and engineering

			2012 - 2011
	2012	2011	$ Chg	% Chg

Total	$947,371	$1,116,658	$(169,287)	-15%

For the year ended December 31, 2012, R & D costs decreased as compared to 2011, primarily related to consultant expenses for the development of a new software application completed in 2011, and not continued into 2012. The Company expects to continue to devote similar funding to its R & D function as it further develops new features to its product suite.

Other income and expense

			2012 - 2011
	2012	2011	$ Chg	% Chg

Interest income	$7	$95,033	$(95,026)	-100%
Interest expense	(24,626)	(411,527)	386,901	-94%
Income tax	—	(26,500)	26,500	-100%
Net discounts of notes payable and receivable	—	(100,000)	100,000	-100%

	$(24,619)	$(442,994)	$418,375	-94%

Interest income for the fiscal year ended 2011 was attributable to the note receivable received for the sale of the Law Division, which was fully paid in May 2011.

Series D Convertible Preferred Stock, accrued and unpaid dividends thereon and convertible debt issued in prior periods was converted to two notes payable, one note which was discounted as a result of the issuance of detachable warrants associated with the conversion. For 2011, the amortization of the discount, which was included in interest expense in the Statements of Operations, was attributable to the Note Payable.   Interest expense for the fiscal year ended 2011 was comprised of approximately $104,000 owing to the holders of the notes payable and approximately $308,000 in non-cash amortization of the discount attached to the Notes.

The interest expense for the fiscal year ended 2012 in the above table was attributable to the note payable, of which approximately $321,000 remained outstanding as of December 31, 2012.

For the year ended December 31, 2011, the net discounts of notes payable and receivable were non-cash items with respect to the value of the net early payment discount granted to the holder of the note receivable.

For the year ended December 31, 2011, income taxes were comprised of federal alternative minimum tax and minimum state taxes.  For the year ended December 31, 2012, the Company incurred a taxable loss.

Cash Flows

Net cash provided by operations during the year ended December 31, 2012 was approximately $66,000. The cash provided by operating activities of continuing operations was primarily used to fund operations.  Other items of note were as follows:

●

Positive cash flows related to a decrease in accounts receivable of approximately $360,000, due to a large payment received in the third quarter of 2012, offset by a non-cash reduction in the allowance for doubtful accounts for this customer. During 2012, the Company also established a receivable balance of approximately $190,000 due from the Factor (See below), which was received in early 2013.

●

Positive cash flows from an increase of approximately $161,000 in accounts payable and accrued liabilities, comprising of obligations for third party hardware shipped, delayed vendor payments due to cash management strategies and unpaid accrued commissions.

●	The Company recorded approximately $50,000 of charges in 2012 for the expense of issuing options to employees for services.

There were no cash flows under investing activities during the year.

Net cash used for financing activities of $25,000 was due to a principal payment against the secured note.

Net working deficit at December 31, 2012 was approximately $1,447,000 as compared to a deficit of approximately $1,540,000 at December 31, 2011. The change was due to the steady improvement in the operations of the business.

LIQUIDITY AND CAPITAL RESOURCES

Since January 7, 1993 (date of inception), our capital needs have been principally met through proceeds from the sale of equity and debt securities. We expect capital expenditures to be less than $100,000 during the next twelve months. We do not currently maintain a line of credit or term loan with any commercial bank or other financial institution.

The following sets forth our primary sources of capital during the previous two years:

Effective December 31, 2010, Thomas Colatosti (“Colatosti”), our Chairman of the Board agreed to exchange all of his outstanding shares of Series D Convertible Preferred Stock, including all accrued and unpaid dividends thereon, and the 7% Convertible Promissory Note dated as of December 28, 2009 in the original principal amount of $64,878, for a new non-convertible 7% Secured Promissory Note in the original principal amount of $350,804 (the “Colatosti Note”). In February 2013, the principal balance and accrued interest owing under the Colatosti Note was repaid in full from the proceeds of the financing with InterDigital described below.

On February 26, 2013, we issued a promissory note in the principal amount of $497,307 to DRNC (the “InterDigital Note”). The InterDigital Note accrues interest at a rate of 7% per annum, with a default rate of 9% per annum while a nonpayment default is continuing, matures on December 31, 2015, is secured by all of our tangible and intangible assets, and is subject to acceleration upon an event of default. Commencing July 1, 2013, we are required to comply with certain financial covenants, including a leverage ratio covenant and an annual limit on capital expenditures other than in the ordinary course of business. A portion of the proceeds from the sale of the InterDigital Note was used to repay the Colatosti Note in full, with the remaining proceeds to be used for general corporate purposes. At March 31, 2013, $497,307 remained payable under the InterDigital Note.

On February 26, 2013, we issued 4,026,935 shares of common stock to DRNC for an aggregate purchase price of $402,693. DRNC has anti-dilution rights that require us to issue additional shares to DRNC on a full-ratchet basis if, within the nine months following February 26, 2013, we sell or issue any common stock or common stock equivalents (other than sales or issuances to directors, officers, employees or independent contractors in the ordinary course of business for compensation purposes and stock splits and stock dividends payable in respect of our common stock) at a purchase, exercise or conversion price per share less than $0.10.

On February 26, 2013, we also issued 5,000,000 shares of common stock to a limited number of investors for an aggregate purchase price of $500,000.

On July 23, 2013, we issued 3,500,006 shares of common stock and warrants to purchase an additional 3,500,006 shares of common stock for aggregate gross proceeds of $1,050,000. The warrants have an exercise price of $0.40 per share and expire five years after the date of grant.

As of December 2011, we entered into a 24-month accounts receivable factoring arrangement with a financial institution (the “Factor”). Pursuant to the terms of this arrangement, from time to time, we sell to the Factor certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. The Factor remits 75% of the accounts receivable balance to us (the “Advance Amount”), with the remaining balance, less fees payable by us, once the Factor collects the full accounts receivable balance from the customer. Factoring fees range from 2.75% to 15% of the face value of the invoice factored and are determined by the number of days required for collection of the invoice. In April 2012, the terms were updated from monthly to quarterly, and the 24-month arrangement was extended to August 1, 2014. We expect to continue to use this factoring arrangement periodically to assist with our general working capital requirements.

Liquidity outlook

At March 31, 2013, our total cash and cash equivalents were approximately $452,000, as compared to approximately $84,000 at December 31, 2012.

As discussed above, we have historically financed our operations through access to the capital markets by issuing secured and convertible debt securities, convertible preferred stock, common stock, and recently through factoring receivables. We currently require approximately $390,000 per month to conduct our operations, a monthly amount that we have been unable to consistently achieve through revenue generation. During the first quarter of 2013, we generated approximately $805,000 of revenue, which is below our average monthly requirements.

If we are unable to generate sufficient revenue to meet our goals, we will need to obtain additional third-party financing to (i) conduct the sales, marketing and technical support necessary to execute our plan to substantially grow operations, increase revenue and serve a significant customer base; and (ii) provide working capital. Therefore, we may need to obtain additional financing through the issuance of debt or equity securities, or to restructure our financial position through transactions similar to those consummated during the 2009 to 2013 period.

Due to several factors, including our history of losses and limited revenue, our independent auditors have included an explanatory paragraph in their opinion related to our annual financial statements as to the substantial doubt about our ability to continue as a going concern. Our long-term viability and growth will depend upon the successful commercialization of our technologies and our ability to obtain adequate financing. To the extent that we require such additional financing, no assurance can be given that any form of additional financing will be available on terms acceptable to us, that adequate financing will be obtained to meet our needs, or that such financing would not be dilutive to existing stockholders. If available financing is insufficient or unavailable or we fail to continue to generate sufficient revenue, we may be required to further reduce operating expenses, delay the expansion of operations, be unable to pursue merger or acquisition candidates, or continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2013, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, that had been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

We believe that of our significant accounting policies, which are described in Note A of the notes to our consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

1. Revenue Recognition

Revenues from software licensing are recognized in accordance with ASC 985-605, “Software Revenue Recognition.” Accordingly, revenue from software licensing is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

We intend to enter into arrangements with end users for items which may include software license fees, and services or various combinations thereof. For each arrangement, revenues will be recognized when evidence of an agreement has been documented, the fees are fixed or determinable, collection of fees is probable, delivery of the product has occurred and no other significant obligations remain.

Multiple-Element Arrangements: For multiple-element arrangements, we apply the residual method in accordance with ASC 985-605. The residual method requires that the portion of the total arrangement fee attributable to the undelivered elements be deferred based on its VSOE of fair value and subsequently recognized as the service is delivered. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, which is generally the software license. VSOE of fair value for all elements in an arrangement is based upon the normal pricing for those products and services when sold separately. VSOE of fair value for support services is additionally determined by the renewal rate in customer contracts. We have established VSOE of fair value for support as well as consulting services.

License Revenues: Amounts allocated to license revenues are recognized at the time of delivery of the software and all other revenue recognition criteria discussed above have been met.

Revenue from licensing software, which requires significant customization and modification, is recognized using the percentage of completion method, based on the hours of effort incurred by us in relation to the total estimated hours to complete. In instances where third party hardware, software or services form a significant portion of a customer’s contract, we recognize revenue for the element of software customization by the percentage of completion method described above. Otherwise, third party hardware, software, and services are recognized upon shipment or acceptance as appropriate. If we make different judgments or utilize different estimates of the total amount of work expected to be required to customize or modify the software, the timing and revenue recognition, from period to period, and the margins on the project in the reporting period, may differ materially from amounts reported. Anticipated contract losses are recognized as soon as they become known and are estimable.

Service Revenues: Revenues from services are comprised of maintenance and consulting and implementation services. Maintenance revenues include providing for unspecified when-and-if available product updates and customer telephone support services, and are recognized ratably over the term of the service period. Consulting services are generally sold on a time-and-materials basis and include a range of services including installation of software and assisting in the design of interfaces to allow the software to operate in customized environments. Services are generally separable from other elements under the arrangement since performance of the services are not essential to the functionality of any other element of the transaction and are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. Revenues from services are generally recognized as the services are performed.

We provide customers, free of charge or at a minimal cost, testing kits which potential licensing customers may use to test compatibility/acceptance of our technology with the customer’s intended applications.

Costs and other expenses: Includes professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, and other costs attributable to serving our client base. Professional compensation consists of payroll costs and related benefits including stock-based compensation and bonuses. Other direct contract expenses include costs directly attributable to client engagements, such as out-of-pocket costs including travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors. The allocation of lease and facilities charges for occupied offices is included in costs of service.

We account for our warranties under the FASB ASC 450 “Contingencies.” We generally warrant that our products are free from defects in material and workmanship for a period of one year from the date of initial delivery to our customers. The warranty does not cover any losses or damage that occurs as a result of improper installation, misuse or neglect or repair or modification by anyone other than us or its authorized repair agent. Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Our repair rate of products under warranty has been minimal, and a historical percentage has not been established. Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe upon a third party’s intellectual property rights. We have not provided for any reserves for warranty liabilities as it was determined to be immaterial.

2. Impairment or Disposal of Long Lived Assets, including Intangible Assets

We review our long-lived assets, including intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such assets are considered impaired, the impairment to be recognized is equal to the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. In assessing recoverability, we must make assumptions regarding estimated future cash flows and discount factors. If these estimates or related assumptions change in the future, we may be required to record impairment charges. Intangible assets with determinable lives are amortized over their estimated useful lives, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis, whichever is greater. We did not record any impairment charges in any of the years presented.

3. Research and Development Expenditures

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of our software products and improving the efficiency and capabilities of our existing software. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on research equipment, services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

4. Income Taxes

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryback, carryforward period available under tax law. We evaluate, on a quarterly basis whether, based on all available evidence, if it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, “Income Taxes,” includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. Due to our historical performance and estimated future taxable income, a full valuation allowance has been established.

5. Accounting for Stock-Based Compensation

We account for share based compensation in accordance with the provisions of ASC 718-10, “Compensation — Stock Compensation,” which requires measurement of compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The majority of our share-based compensation arrangements vest over either a three or four year vesting schedule. We expense our share-based compensation under the ratable method, which treats each vesting tranche as if it were an individual grant. The fair value of stock options is determined using the Black-Scholes valuation model, and requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the “expected option term”), the estimated volatility of our common stock price over the option’s expected term, the risk-free interest rate over the option’s expected term, and our expected annual dividend yield. Changes in these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized as an expense in the consolidated statements of operations. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, are likely to change our valuation assumptions used to value employee stock-based awards granted in future periods. The values derived from using the Black-Scholes model are recognized as expense over the service period, net of estimated forfeitures (the number of individuals that will ultimately not complete their vesting requirements). The estimation of stock awards that will ultimately vest requires significant judgment. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

BUSINESS

Overview

We were founded in 1993 to develop and market advanced fingerprint biometric technology and related security software solutions. First incorporated as BBG Engineering, we were renamed SAC Technologies in 1994 and, again, renamed BIO-key International, Inc. in 2002.

We develop and market advanced fingerprint biometric identification and identity verification technologies, cryptographic authentication-transaction security technologies, as well as related identity management and credentialing software solutions. We were pioneers in developing automated, finger identification technology that supplements or compliments other methods of identification and verification, such as personal inspection identification, passwords, tokens, smart cards, ID cards, PKI, credit card, passports, driver’s licenses, OTP or other form of possession or knowledge-based credentialing. Additionally, advanced BIO-key® technology has been and is used to improve both the accuracy and speed of competing finger-based biometrics.

We have developed what we believe is the most discriminating and effective commercially available finger-based biometric technology. Our primary focus is in marketing and selling this technology into commercial logical and physical privilege entitlement and access control markets. Example primary markets include mobile payments & credentialing, online payments and credentialing, and healthcare record and payment data security, among other things. Our secondary focus includes government markets, primarily law enforcement forensic investigation and the Department of Homeland Security. We continue to research and develop advancements in our capabilities, as well as exploring and developing potential strategic relationships, including potential business combinations and acquisitions, which could help us leverage our capability to deliver our solutions. We have built a direct sales force of professionals, and also team with resellers, integrators and partner networks with substantial experience in selling technology solutions to government and corporate customers.

Products

Finger-based Biometric Identification and Personal Identity Verification

We are a leader in finger-based biometric identification and personal identity verification, as well as authentication-transaction security. Stand-alone, or in partnerships with OEMs, integrators, and solution providers, we provide biometric software solutions and authentication-transaction security solutions to private and public sector customers. We help customers reduce risk by providing the ability to control access to things and services, in either the logical or physical domain. Our capabilities positively identify individuals and verify, or confirm, their identity before granting access to valuable corporate resources, privileged or subscribed data and services, web portals, applications, physical locations or assets, among other things. Our capabilities are software based and both hardware and operating-system agnostic.

We do not develop, manufacture or produce hardware components that are used in conjunction with our software. However, we do sell third-party hardware components with our software in various configurations required by our customers, as do our partners. Our products are interoperable with all major fingerprint reader and hardware manufacturers, enabling application developers, Value Added Resellers (“VARs”) and channel partners to seamlessly integrate our fingerprint biometrics into virtually any application, while dramatically reducing maintenance, upgrade and life-cycle costs. Our core technology supports interoperability on over 60 different commercially available fingerprint readers. The technology is also interoperable across Windows and Linux, as well as Apple iOS and Android mobile operating systems. This interoperability is unique in the industry and a key differentiator for our products in the biometric market and, in our opinion, makes our technology more viable than competing technologies and expands the size of the overall market for our products.

Our biometric identification technology improves both the accuracy and speed of screening individuals, for identification purposes or for personal identity verification, by extracting unique data from a fingerprint and comparing it to existing similar fingerprint data. These comparisons are conducted to identify an individual, either in a forensic investigation or to screen the individual upon the application for a privilege, or to verify the individual’s identity upon the individuals request to access the previously entitled privilege. The technology has been built to be completely scalable and can handle databases containing millions of fingerprints. We achieve the highest levels of discrimination without requiring any other identifying data (multi-factor) such as a userID, smart ID cards, or tokens, although our technology can be used in conjunction with such additional factors.

We support industry standards, like BioAPI, and have received National Institute of Standards and Technology independent laboratory certification of our ability to support Homeland Security Presidential Directive #12 (HSPD-12) and ANSI/INCITS-378 templates, as well as validation of our fingerprint match speed and accuracy in large database environments.

Our finger identification algorithm—Vector Segment Technology (VST™) is the core intellectual property behind our full suite of biometric products that include:

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Vector Segment Technology SDK (VST)—Our biometric software development kit (“SDK”) that provides developers the ability to incorporate our biometric capabilities into their respective product offerings or infrastructure. VST is available as a low level SDK for incorporation into any application architecture to increase security while not sacrificing convenience. VST runs on Windows and Linux as well as within WEB-key on iOS and Android systems.

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Intelligent Image Indexing®—Our biometric identification solution that offers both large-scale one-to-many user identification. This solution enables customers to perform false alias and fast entry checks, including preventing fraudulent access to systems and privileges. Intelligent Image Indexing scales identification capabilities from thousands to millions of users. The solution runs on commercially available hardware making it truly scalable for any size system.

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Biometric Service Provider—We provide support for the BioAPI (a standards-based solution meeting worldwide needs) for a compliant interface to applications using biometrics for verification and identification. We enhance the traditional use of BioAPI by adding support 64-bit support and other advanced features, supporting identification calls and also providing a single user interface for multiple fingerprint readers.

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ID Director™—Our Single Sign On (SSO) is a suite of solutions for integration with CA Technologies SiteMinder, Oracle’s Fusion Middleware SSO, IBM Tivoli Access Manager and other solutions, utilizing the power and security of WEB-key. This solution provides a simple to implement, custom authentication scheme for companies looking to enhance authentication. ID Director can easily add a level of security and convenience to the transaction level of any application.

Authentication Transaction Security

Our authentication-transaction security technology, WEB-key®, provides the ability to conduct identification and identity verification transactions in potentially insecure environments, including the World Wide Web or in off-site cloud environments.

WEB-key makes cloud-based biometric user-authentication viable and eliminates technology constraints on online service providers, who are otherwise held dependent on handset provider hardware and software platform decisions. It extends all features and functionalities of the VST algorithm to customers looking to add an enhanced level of security to their thin client and client/server applications. WEB-key currently is supported by both Windows and Linux operating systems. Clients are available on Windows, iOS and Android operating systems.

Intellectual Property Rights

We develop and own significant intellectual property and believe that our intellectual property is fundamental to our biometric operation:

Patents

We own patented technologies and trade secrets developed or acquired by us.

In May 2005, the U.S. Patent & Trademark Office issued patent 6,895,104 for our Vector Segment fingerprint technology (VST), BIO-key’s core biometric analysis and identification technology.

On October 3, 2006, we announced that our patent for a biometric authentication security framework had been granted by the U.S. Patent & Trademark Office. The patent No. 7,117,356 was issued to us for a biometric authentication security framework that enhances commercial and civil biometric use. Our authentication security framework protects privacy and security of cloud or network based authentications while also facilitates ease of use of biometric systems. The technology that this patent is based on is the foundation for the authentication security incorporated in our WEB-key® product line. WEB-key is a mature enterprise authentication solution that functions in a wide variety of application environments. The solution supports a variety of implementation alternatives including card technologies for “two-factor” authentication and also supports “single-factor” authentication. Partners and customers implementing our WEB-key software to provide convenient and secure user identity include a number of institutions including the Allscripts Healthcare Solutions, Computer Associates Site Minder, Oracle Access Manager and many other enterprise and solutions based systems.

On December 26, 2006, we were issued US patent No. 7,155,040 covering our unique image processing technology, which is critical for enhancing information used in the extraction of biometric minutiae. The issued patent protects a critical part of an innovative four-phase image enhancement process developed by us.

On April 15, 2008, we were issued US patent No. 7,359,553 covering our image enhancement and data extraction core algorithm components. The solution protected under this patent provides the capability to quickly and accurately transform a fingerprint image into a computer image that can be analyzed to determine the critical data elements.

On August 19, 2008, we were issued US patent No. 7,415,605 for our “Biometric Identification Network Security” method. The solution protected under this patent provides a defense against hackers and system attacks, while leveraging the industry standard Trusted Platform Module (TPM) specification for encryption key management.

On November 18, 2008, we were issued US patent No. 7,454,624 for our “Match Template Protection within a Biometric Security System” method. The solution protected under this patent limits the scope of enrollment templates usage and also eliminates the need for revocation or encryption processes, which can be expensive and time consuming.

On March 10, 2009, we were issued US patent No. 7,502,938 for our “Trusted Biometric Device” which covers a simple, yet secure method of protecting a user’s biometric information. It covers the transmission of information from the point the information is collected at the biometric reader until the data reaches the computer or device that is authenticating the user’s identity.

On May 26, 2009, we were issued US patent No. 7,539,331 for our “Image Identification System” method for improving the performance and reliability of image analysis within an image identification system.

On November 8, 2011, we were issued US Patent No 8,055,027 for our “Generation of Directional Information in the Context of Image Processing” method for image enhancement and processing.

On July 3, 2012, we were issued US Patent No 8,214,652 for our “Biometric Identification Network Security”, an expanded method of network and related network authentication security systems utilizing hardware based support for encryption and key management for authentication purposes.

We have also been granted parallel patents to the US Patent portfolio to certain of our patents in many foreign countries offering protection of our intellectual property rights around the world.

Trademarks

We have registered our trademarks “BIO-key”, “True User Identification”, “Intelligent Image Indexing” and “WEB-key” with the U.S. Patent & Trademark Office, as well as many foreign countries, protecting our companies name and key technology offering names world-wide.

Copyrights and trade secrets

We take measures to ensure copyright and license protection for our software releases prior to distribution. When possible, the software is licensed in an attempt to ensure that only licensed and activated software functions to its full potential. We also take measures to protect the confidentiality of our trade secrets.

Markets

Identity Management, User Authentication, Privilege Entitlement and Access Control

Our products reduce risk of theft, fraud, loss and attack by limiting access to valuable assets, privileges, data, services, networks and places, to only authorized individuals. Conversely, our products enhance the monetary value and/or viability of privileged assets, places and services by ensuring only subscribers and otherwise entitled holders can enjoy full access to their privileges. In effect, our products replace traditional credentialing systems, which utilize a physical or electronic credential document to represent the holder’s privilege entitlement, and access control systems that guard access to such privileges. Examples of such privileges include, but are not limited to: international travel and immigration privileges; employment ID, campus ID and corporate ID privileges; healthcare service privileges; citizen Entitlement privileges such as Medicare, Medicaid and Social Security; and bank, credit account and financial transaction privileges such as checking accounts, debit and credit cards, payments, online services and subscription privileges. Examples of access points include doorways, gates, computers, point-of-sale terminals, smart-phones or web-portals and automobiles. In our opinion, the market for advanced user authentication, including fingerprint biometrics, is conceptually enormous, represented by virtually any doorway, gate and computer network or internet end-point like smart-phones, desktop and laptop PC and tablets, compounded by the number of individuals privileged to access something guarded by those access points. We believe the market opportunity for our products is a massive upgrade cycle of global privilege entitlement and access control systems.

Historically, our largest market has been access control within highly regulated industries like healthcare. However, we believe the mass adoption of advanced smart-phone and hand-held wireless devices have caused commercial demand for advanced user authentication to emerge as viable. The introduction of smart-phone capabilities, like mobile payments and credentialing, could effectively require biometric user authentication on mobile devices to reduce risks of identity theft, payment fraud other forms of fraud in the mobile or cellular based World Wide Web. As more services and payment functionalities, like mobile wallets and NFC, migrate to smart-phones, the value and potential risk associated with such systems should grow substantially and drive demand and mass adoption of advanced user authentication technologies like fingerprint biometrics and our solutions.

We believe there is potential for significant market growth in three key areas:

●	Corporate network access control- Corporate campuses, computer networks and applications.

●	Consumer mobile credentialing, including mobile payments- Credit and payment card programs, data and application access and commercial loyalty programs.

●	Government services and highly regulated industry- Medicare, Medicaid, Social Security, Drivers Licenses, Campus and School ID, Passports/Visas.

Business Model

We believe the most viable markets for our products involve various forms of computer network and Internet applications. The emergences of cloud computing and mobile computing are primary drivers of commercial and consumer adoption of advanced authentication applications, including our authentication capabilities. As the value of assets, services and transactions increases on such networks, we expect that security and user authentication demand will rise proportionately. We believe the nature of cloud and mobile computing requires technology interoperability across borders, jurisdictions and networks. Further, government and highly regulated service offerings must also interoperate across borders, jurisdictions and networks. In many cases, government and highly regulated service-related technologies are required to be interoperable and standards compliant. We have developed our technology and offerings to be software-based, standards compliant, universally interoperable, hardware and operating system agnostic and scalable. Our technologies, products and platforms are designed to function on the Internet, in the cloud or in a traditional network environment or stand-alone. We believe our model provides the strongest opportunity to penetrate the global biometric authentication market, leverage partners potentially large and resource rich sales channels, as well as produce the highest margin revenue.

We have built a two-tier sales channel to deliver our solutions. Channels include direct sales, integrator partners and VARs. We sell stand-alone software licenses for our products, as well as in packaged configurations with “commercial-off-the-shelf” viable third-party hardware devices, like fingerprint readers and network technologies. We do not develop or produce proprietary hardware products. Our technologies also work with a variety of proprietary, sole-source technology offerings from third-party vendors. We believe our technologies can work within the constraints of any customer or partner system design. We are exploring a subscription or Software as a Service (SaaS) model for our software.

Direct Sales, Licensing, Integrator and VAR Partnerships

Our products are software based and we typically license our software to end users directly, or through integrator and VAR partners. Our primary sales and marketing focus is to integrate our software into the platform offerings of large technology infrastructure producers. We employ dedicated staff to develop relationships with end-users and integrator partners. We further employ technical support staff who help customers integrate our technology into their applications, as well as support new strategic development efforts.

We have formed strategic relationships with large Internet and network infrastructure providers, including IBM, Oracle, Microsoft, CA Technologies and Indigo, to provide enterprise-ready systems to large enterprise customers and stakeholders. We have also established partnerships with leading technology integrators, like MorphoTrak, McKesson, LexisNexis, Allscripts, Epic, Caradigm, Identimetrics and HealthCast.

On February 26, 2013, we entered into a strategic partnership with Interdigital Corporation to jointly develop and market biometric authentication solutions for the mobile credentialing & payments markets.

Competition

In addition to companies that provide existing commonplace methods of restricting access to facilities and logical access points such as pass cards, PIN numbers, passwords, locks and keys, there are numerous companies involved in the development, manufacturing and marketing of fingerprint biometrics products to commercial, government, law enforcement and prison markets. These companies include, but are not limited to, 3M (Cogent), NEC, and MorphoTrak.

The majority of sales for automated fingerprint identification products in the market to date have been deployed for government agencies, healthcare facilities and law enforcement applications. The consumer and commercial markets represent areas of significant growth potential for biometrics, led by the use of mobile devices.

The epidemic of security and data breaches reported over the past few years is one of the driving factors for identifying new methods of protecting valuable data. After attempting to create a more sophisticated password or more efficient token or PIN, it’s become apparent that each of these methods is easily compromised and the downside risks are significant.

With respect to competing biometrics technologies, each has its strengths and weaknesses and none has emerged as a market leader:

●	Fingerprint identification is generally viewed as very accurate, inexpensive and non-intrusive;

●	Palmvein scanning is expensive, technique-sensitive and offers mobility challenges;

●	Iris scanning is viewed as accurate, but the hardware is significantly more expensive; and

●	Facial recognition can have accuracy limitations and is typically highly dependent on ambient lighting conditions, angle of view and other factors.

Research and Development

We concentrate our research and development efforts on enhancing the functionality, reliability and integration of our current products as well as developing new and innovative products for biometrics. Although we believe that our identification technology is one of the most advanced and discriminating fingerprint technologies available today, the markets in which we compete are characterized by rapid technological change and evolving standards. In order to maintain our position in the market, we will continue to upgrade and refine our existing technologies.

On February 26, 2013, we announced that we entered into a Research and Development Collaboration Agreement (the “R&D Collaboration”) with InterDigital Communications, Inc., a subsidiary of InterDigital, Inc. (“InterDigital”), a wireless research and development company, InterDigital is also the parent company of DRNC, which provided debt and equity financing to us in February 2013. The R&D Collaboration will target advanced cloud security and identity and access management solutions for the mobile market. The R&D Collaboration will bring together our innovative research and product development capabilities in fingerprint biometrics with InterDigital’s research efforts in developing identity and access management solutions for the mobile market.

During the fiscal years ended December 31, 2012 and 2011, we spent approximately $947,000 and $1,117,000 respectively, on our biometric segment’s research, development and engineering. Our limited customer base during that time did not directly bear these costs, which were principally funded through outside sources of equity and debt financing.

Government Regulations

We are not currently subject to direct regulation by any government agency, other than regulations generally applicable to businesses or related to specific project requirements. In the event of any international sales, we would be subject to various domestic and foreign laws regulating such exports and export activities.

Environmental Regulations

As of the date of this prospectus, we have not incurred any material expenses relating to our compliance with federal, state, or local environmental laws and do not expect to incur any material expenses in the foreseeable future.

Employees and Consultants

As of August 12, 2013, we employed 15 individuals on a full-time basis as follows - five in engineering, customer support, research and development; three in finance and administration; and seven in sales and marketing. We also use the services of one full-time consultant, who provides engineering and technical services, one part-time contracts administrator, and one part-time sales support person.

Properties

We do not own any real estate. We conduct operations from leased premises in Eagan, Minnesota (5,544 square feet), Wall, New Jersey (4,179 square feet) and North Billerica, Massachusetts (shared services center). We believe our current facilities are adequate for the foreseeable future.

Legal Proceedings

In the normal course of business, we periodically become involved in litigation. Currently, we are not a party to any pending litigation that would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

The following chart sets forth certain information about each of our directors and executive officers.

Name	Age	Positions Held
Thomas J. Colatosti	65	Chairman of the Board of Directors
Michael W. DePasquale	58	Chief Executive Officer and Director
Jeffrey J. May	53	Director
Charles P. Romeo	71	Director
John Schoenherr	60	Director
Cecilia Welch	53	Chief Financial Officer
Mira K. LaCous	51	Vice President of Technology & Development
Renat Zhdanov	50	Vice President, Chief Scientist
Scott Mahnken	53	Vice President of Marketing

Directors

We believe that our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that experience, qualifications, or skills in the following areas are most important: legal/regulatory and government affairs; accounting and finance; design, innovation and engineering; strategic planning; and human resources and development practices; and board practices of other corporations. These areas are in addition to the personal qualifications described in this section. We believe that our current board member possesses the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for this board member below. The principal occupation and business experience, for at least the past five years, of our current director is as follows:

Thomas J. Colatosti has served as a Director since September 2002, as Chairman of the Board since January 3, 2003, and as Chief Financial Officer from November 17, 2008 to December 21, 2009. Mr. Colatosti also served as Co-Chief Executive Officer of the Company from July 2005 to August 2006. Mr. Colatosti also currently serves as the Chief Executive Officer of American Security Ventures, a Lexington, Massachusetts-based consulting firm he founded which specializes in providing strategic management consulting services to emerging and developing companies in the homeland security industry. Since November 2010, Mr. Colatosti has been serving as a President and CEO of Oasis Systems LLC, a privately held IT services company. From August 2009 to December 2012, Mr. Colatosti has served as Chairman of Commodore Advanced Sciences Corporation an environmental services and remediation company. From August 18, 2005 until August 18, 2008 Mr. Colatosti served as Director and President of Good Harbor Partners Acquisition Corp., a publicly-traded special purpose acquisition company formed to acquire businesses in the security sectors. From 1997 through June 2002, Mr. Colatosti served as the Chief Executive Officer of Viisage Technology, Inc., a publicly traded biometric technology company. Between 1995 and 1997, Mr. Colatosti served as President and Chief Executive Officer of CIS Corporation. Prior to CIS, Mr. Colatosti had a 21 year career with Digital Equipment Corporation (now HP Corporation). Among his executive positions, he was Vice President and General Manager of the company’s $1.2 billion Government Systems Division. Mr. Colatosti is a seasoned technology executive with global experience in operating both private as public corporations in the technology sector.

Michael W. DePasquale has served as our Chief Executive Officer and a Director since January 3, 2003. He served as Co-Chief Executive Officer of the Company from July 2005 to August 2006. Mr. DePasquale brings more than 27 years of executive management, sales and marketing experience to the Company. Prior to joining us, Mr. DePasquale served as the President and Chief Executive Officer of Prism eSolutions, Inc., a Pennsylvania-based provider of professional consulting services and online solutions for ISO-9001/14000 certification for customers in manufacturing, healthcare and government markets, since February 2001. From December 1999 through December 2000, Mr. DePasquale served as Group Vice President for WRC Media, a New York-based distributor of supplemental education products and software. From January 1996 until December 1999, Mr. DePasquale served as Senior Vice President of Jostens Learning Corp., a California-based provider of multimedia curriculum. Prior to Jostens, Mr. DePasquale held sales and marketing management positions with McGraw-Hill and Digital Equipment Corporation. Mr. DePasquale earned a Bachelor of Science degree from the New Jersey Institute of Technology. He serves on the Board of Directors and as Treasurer of the International Biometrics and Identification Industry Association. Mr. DePasquale has extensive general management experience in the technology sector and has served as a Director for number of non-profit organizations and private companies.

Jeffrey J. May has served as a Director since October 29, 2001. Since 1997, Mr. May has served as the President of Gideons Point Capital, a Minnesota-based investment and consulting firm focusing on assisting start-up technology companies. Mr. May served as the CEO and Director of MagnaLynx, a semiconductor company specializing in high speed chip level communications from December 2006 until the company was sold in March 2010. In 1983, Mr. May co-found Advantek, Inc., a manufacturer of equipment and materials for the semiconductor industry, which was sold in 1993. Mr. May continued to serve as a director and Vice-President of Operations of Advantek until 1997, when it had over 600 employees and sales in excess of $100 million. Mr. May earned a Bachelor of Science degree in Electrical Engineering from the University of Minnesota in 1983. Mr. May is an entrepreneur who brings extensive international technical and general business management experience to our Board of Directors.

Charles P. Romeo has served as a Director since February 28, 2005 and from January 29, 2003 to April 19, 2004. From April 2004 until February 2005, he served as our Vice President of Sales, Public Safety Division. From November 2005 to November 2007, Mr. Romeo served as the Vice President of Sales and Marketing for UNICOM, a Rhode Island systems integrator. From September 2002 until April 2004 Mr. Romeo was the President and Chief Executive Officer of FreedomBridge Technologies, Inc., a Rhode Island-based consulting firm to technology companies in the homeland security industry specializing in implementing direct and channel selling programs, strategic alliances and partnerships in the law enforcement market. Prior to founding FreedomBridge, Mr. Romeo had a 33 year sales and marketing management career with Digital Equipment Corporation, Compaq Computer Corporation and Hewlett Packard. During his career, Mr. Romeo served as Vice President of Service Sales for a $500 million business unit, and Director of Public Sector Sales for a $275 million division of Hewlett Packard. Mr. Romeo authored The Sales Manager’s Troubleshooter, Prentice Hall 1998, which was named as one of the “top 10 must reads” by Sales and Marketing Magazine. Mr. Romeo earned a Bachelor of Science degree in Mathematics and Economics from the University of Massachusetts and an Executive MBA from Babson College. Mr. Romeo has significant sales and marketing Management experience in the infrastructure and computer hardware and software industries.

John Schoenherr has served as a Director since December 30, 2004. Mr. Schoenherr served as Vice President of Corporate Performance Management for Oracle Corporation from 1995 through 2006. Prior to Oracle he served as Senior Vice President of Business Intelligence and Analytics at Information Resources, Inc. Mr. Schoenherr has over 25 years of experience in the area of business intelligence and strategic planning. His career includes a number of product development and management positions. Mr. Schoenherr has extensive product management and information services experience in both the large and small enterprise sectors.

Executive Officers

Cecilia Welch has served as our Chief Financial Officer of the Company since December 21, 2009. Ms. Welch joined us in 2007 as our Corporate Controller. Prior to joining us, from January 2006 to December 2006, she was the Controller for Savaje Technologies (acquired by Sun Microsystems), a developer of advanced mobile telephone software. From October 2004 to January 2006, she was Controller for Crystal Systems, a manufacturer of sapphire crystals used for industrial, semiconductor, defense and medical applications. From December 1988 to July 2004, she was the Controller for ATN Microwave (acquired by Agilent Technologies), a manufacturer of automated test equipment. Ms. Welch has a Bachelor’s degree in Accounting from Franklin Pierce University.

Mira K. Lacous has served as our Vice President of Technology & Development since May 15, 2000. In 2012, Ms. LaCous was promoted to Senior Vice President of Technology and Development. Ms. LaCous has over 28 years of product/project management, solution architecture, software development, team leadership and customer relations experience with a background that includes successfully bringing numerous technologies to market, including automated voice response systems, automated building control systems, software piracy protection, intranet training materials and testing, page layout and design software, image scanning software and systems, biometric security, biometric algorithms and more. Ms. LaCous is also the author of six US patented technologies, multiple international patents, and other patent pending solutions. She has been an officer or director of two other companies; National Computer Systems (NCS), and TEL-Line Systems. Ms. LaCous has a Bachelor’s in Computer Science from North Dakota State University. Ms. LaCous also served on the Board of Directors of the Minnesota Sinfonia, a not-for-profit arts and education organization, as well as its chairperson for two years.

Renat Z. Zhdanov has served as our Chief Scientist since November 2001. He has over fifteen years of academic experience in various fields of mathematics and physics; fifteen years of image processing, pattern recognition, and big data analysis algorithm development experience and more than ten years of software development experience ranging from database programming to statistical and analytical programming. Dr. Zhdanov is a recognized expert in mathematical physics and is the author of two books and more than 130 papers published in leading mathematics and physics journals. Before joining us, he worked as Chief Mathematician and Visiting Scientist in universities in Ukraine, Germany, Great Britain, Sweden and Spain. Dr. Zhdanov has two PhD degrees in Mathematical Physics and Differential Equations from the Institute of Mathematics in Kiev, Ukraine. He serves as the member of the Editorial Board of the “Journal of Applied Mathematics”.

Scott Mahnken has served as our Vice President of Marketing since February 2011. He brings over 20 years of marketing experience and success through strategic marketing and building dynamic relationships with channel partners. Prior to joining us, from August 2009 until February 2011, he was President of Edge Marketing, a leading marketing consulting firm in the dental and medical devices industries. From February 2008 until August 2009, Mr. Mahnken served as Director of Marketing at Milestone Scientific Inc., a manufacturer of computer controlled anesthetic delivery medical devices. From August 2002 until January 2008, he served as Director of Partnership Relations at ArcMesa Educators, an organization dedicated to providing accredited continuing education to medical and dental providers. Prior to ArcMesa, Mr. Mahnken held a number of marketing roles with the Lanmark Group a leading healthcare advertising agency. Mr. Mahnken is a graduate of the University of New Orleans, where he earned a Bachelor’s of Art degree in Marketing.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation earned by the executive officers named below during the fiscal year ended December 31, 2012.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Michael W. DePasquale	2012	259,324	-0-	739	260,063
Chief Executive Officer	2011	226,504	-0-	449	226,953

Mira K. LaCous	2012	142,092	-0-	545	142,637
Vice President Technology & Development	2011	134,018	8,340	266	142,624

Scott Mahnken	2012	124,680	-0-	499	125,179
Vice President -- Marketing	2011	102,527	11,120	154	113,801

(1) Represents the grant date fair value of the award, calculated in accordance with FASB Accounting Standard Codification 718, "Compensation-Stock Compensation," or ASC 718. A summary of the assumptions made in the valuation of these awards is provided in our notes to consolidated financial statements beginning on page F-8 of this prospectus.

Narrative Disclosure to Summary Compensation Table

Compensation for our executives is comprised of three main components: base salary, annual performance-based cash bonus and long-term equity awards. We do not target a specific weighting of these three components or use a prescribed formula to establish pay levels. Rather, the Board of Directors and Compensation Committee considers changes in the business, external market factors and our financial position each year when determining pay levels and allocating between long-term and current compensation for the named executive officers.

Cash compensation is comprised of base salary and an annual performance-based cash bonus opportunity. The committee generally seeks to set a named executive officer’s targeted total cash compensation opportunity within a range that is the average of the applicable peer company and/or general industry compensation survey data, adjusted as appropriate for individual performance and internal pay equity and labor market conditions.

In setting cash compensation levels, we favor a balance in which base salaries are generally targeted at slightly below the peer average and a bonus opportunity that is targeted at slightly above the average. The committee believes that this higher emphasis on performance-based cash bonuses places an appropriate linkage between a named executive officer’s pay, his or her individual performance and the achievement of specific business goals by placing a higher proportion of annual cash compensation at risk, thereby aligning executive opportunity with the interests of stockholders.

We include an equity component as part of our compensation package because we believe that equity-based compensation aligns the long-term interests of our named executive officers with those of stockholders.

These cash and equity compensation components of pay are supplemented by various benefit plans that provide health, life, accident, disability and severance benefits, most of which are the same as the benefits provided to all of our US based employees.

Employment Agreements

On March 26, 2010, we entered into an employment agreement, effective as of March 25, 2010, with Michael W. DePasquale to serve as our Chief Executive Officer until March 24, 2011. The agreement automatically renews for subsequent one-year terms, unless the employment relationship is terminated by either party, or modified in accordance with the terms and conditions of the agreement. Under the agreement, Mr. DePasquale will be paid an annual base salary of $250,000, subject to adjustment by the Board or Compensation Committee. In addition to the base salary, a performance bonus may be awarded to Mr. DePasquale if we achieve certain corporate and strategic performance goals, as determined by the Board in its sole discretion. The employment agreement contains standard and customary confidentiality, non-solicitation and “work made for hire” provisions as well as a covenant not to compete which prohibits Mr. DePasquale from doing business with any of our current or prospective customers or engaging in a business competitive with us during the term of his employment and for the one year period thereafter. This agreement also contains a number of termination and change in control provisions as described in “Termination Arrangements” and “Change in Control Provisions” below.

On November 20, 2012, we renewed our one-year employment agreement with Mira K. LaCous to serve as our Vice President of Technology & Development at an annual base salary of $147,420, subject to adjustment by the Board or Compensation Committee. The employment agreement contains standard and customary confidentiality, technical invention provisions, as well as a covenant not to compete which prohibits Ms. LaCous from doing business with any of our current or prospective customers or engaging in a business competitive with us during the term of her employment and for the one year period thereafter. This agreement also contains a number of termination provisions as described in “Termination Arrangements” below.

Stock Option Grants

In the event of any change in the outstanding shares of our common stock by reason of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, transfer of assets, reorganization, conversion or what the Board deems to be similar circumstances, the number and kind of shares subject to outstanding options, and the exercise price of such options shall be appropriately adjusted in a manner to be determined in the sole discretion of the board. Furthermore, these option agreements contain a change of control provision as described in “Change in Control Provisions” in below.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth for each named executive officer information regarding outstanding equity awards as at December 31, 2012:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Michael W. DePasquale	500,000	-0-		0.087	2/27/16

Mira LaCous	75,000	-0-		0.18	8/13/15
	340,000	-0-		0.46	1/7/17
	25,000	50,000	(1)	0.14	5/11/18

Scott Mahnken	33,333	66,667	(1)	0.14	5/11/18

(1) These options vest in three equal annual installments commencing on May 11, 2012.

Narrative Disclosure to Outstanding Equity Awards at Fiscal Year End Table

The following are the material terms of each agreement, contract, plan or arrangement that provide for payments to one or more of our named executive officers at, following or pursuant to their resignation, retirement or termination, or in connection with a change in control of the Company.

Termination Arrangements

Our employment agreement with Mr. DePasquale automatically renews for subsequent one-year terms, unless the employment relationship is terminated by either party, or modified in accordance with the terms and conditions of the Agreement. We may terminate the Agreement at any time with or without cause. In the event of termination by us without cause, we will continue to pay Mr. DePasquale his then current base salary for the greater of nine months from the date of such termination or the number of months remaining until the end of the term of the Agreement.

We may terminate our employment agreement with Ms. LaCous at any time with or without cause. In the event of termination by us without cause, we will continue to pay Ms. LaCous her then current base salary for six months from the date of such termination.

Change in Control Provisions

Our 1999 Stock Option Plan and 2004 Stock Incentive Plan (the “1999 Plan” and together with the 2004 Plan, the “Plans”) provide for the acceleration of the vesting of unvested options upon a “Change in Control.” A Change in Control is defined in the Plans to include (i) a sale or transfer of substantially all of our assets; (ii) our dissolution or liquidation; (iii) a merger or consolidation to which we are a party and after which our prior stockholders hold less than 50% of the combined voting power of the surviving corporation’s outstanding securities; (iv) the incumbent directors cease to constitute at least a majority of the Board of Directors; or (v) a change in control which would otherwise be reportable under Section 13 or 15(d) of the Exchange Act.

In the event of a Change in Control, each Plan provides for the immediate vesting of all options issued thereunder. The 1999 Plan provides for us to deliver written notice to each optionee fifteen (15) days prior to the occurrence of a Change in Control during which all options issued under the 1999 Plan may be exercised. Thereafter, all options issued under the 1999 Plan which are neither assumed or substituted in connection with such transaction, automatically expire unless otherwise determined by the Board. The 2004 Plan enables the Board to provide that all outstanding options be assumed, or equivalent options be substituted by the acquiring or succeeding corporation upon the occurrence of a “Reorganization Event” as defined in such Plan. If such Reorganization Event also constitutes a Change in Control, then such assumed or substituted options shall be immediately exercisable in full. If the acquiring or succeeding corporation does not agree to assume, or substitute for such options, then the Board, upon written notice to the Participants, may provide that all unexercised options become exercisable in full as of a specified time prior to the Reorganization Event and terminate prior to the consummation of the Reorganization Event. Alternatively, if under the terms and conditions of the Reorganization Event, holders of common stock will receive a cash payment for their shares, then the Board may provide that all Participants receive a cash payment equal to the difference between the Acquisition Price and the Option Price multiplied by the number of options held by such Participants.

Options issued to executive officers outside of the Plans contain change in control provisions substantially similar to those contained in the 1999 Plan.

Our employment agreement with Mr. DePasquale contains a change in control provision that is triggered if Mr. Depasquale is not offered continued employment with us or any successor, or within five years following such Change of Control, we or any successor terminates Mr. Depasquale’s employment without cause. If this occurs, then we will pay Mr. Depasquale his base salary and benefits earned but unpaid through the date of termination, and any prorated bonus earned during the then current bonus year, plus two times his then current base salary.

Director Compensation

We did not provide any compensation to our directors in 2012. We reimburse each of our non-employee directors for their reasonable expenses incurred in connection with attending meetings of the board of directors and related committees.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 12, 2013, information with respect to the securities holdings of all persons that we have reason to believe, pursuant to filings with the SEC, may be deemed the beneficial owner of more than 5% of our outstanding common stock. The following table also sets forth, as of such date, the beneficial ownership of our common stock by all executive officers and directors, individually and as a group.

The beneficial owners and amount of securities beneficially owned have been determined in accordance with Rule 13d-3 under the Exchange Act and, in accordance therewith, includes all shares of our common stock that may be acquired by such beneficial owners within 60 days of August 12, 2013 upon the exercise or conversion of any options, warrants or other convertible securities. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all common stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below, and has an address of c/o BIO-Key International, Inc., 3349 Highway 138, Building D, Suite B, Wall, NJ 07719.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (1)
Thomas J. Colatosti	500,241	(2)	*
Michael W. DePasquale	550,000	(3)	*
Mira LaCous	465,000	(4)	*
Jeffrey May	305,481	(5)	*
John Schoenherr	198,930	(5)	*
Renat Zhdanov	153,333	(6)	*
Charles P. Romeo	132,620	(5)	*
Cecilia Welch	120,000	(7)	*
Scott Mahnken	66,666	(8)	*
All officers and directors as a group (9 persons)	2,492,271	(9)	2.69%

* Less than 1%.

(1) This table has been prepared based on 90,699,595 shares of our common stock outstanding on August 12, 2013.

(2) Includes 165,241 shares issuable on exercise of options. Does not include 50,000 shares issuable upon exercise of options subject to vesting.

(3) Includes 500,000 shares issuable upon exercise of options. Does not include 1,000,000 shares issuable upon exercise of options subject to vesting.

(4) Consists of shares issuable upon exercise of options. Does not include 150,000 shares issuable upon exercise of options subject to vesting.

(5) Consists of shares issuable upon exercise of options. Does not include 50,000 shares issuable upon exercise of options subject to vesting.

(6) Consists of shares issuable upon exercise of options. Does not include 116,667 shares issuable upon exercise of options subject to vesting.

(7) Consists of shares issuable upon exercise of options. Does not include 200,000 shares issuable upon exercise of options subject to vesting.

(8) Consists of shares issuable upon exercise of options. Does not include 108,334 shares issuable upon exercise of options subject to vesting.

(9) Includes 2,107,271 shares issuable upon exercise of options. Does not include 1,775,001 shares issuable upon exercise of options subject to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Employment Arrangements

We have entered into employment agreements with Michael W. DePasquale, and Mira LaCous. See “Employment Agreements” above.

Director Independence

The Board applies the definition of independent director as set forth in NASDAQ Stock Market Rule 5605 (a)(2), as well as Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In accordance with this rule, the Board has determined that Messrs. May, Schoenherr and Romeo are independent. Messrs. May and Schoenherr are the members of our Audit Committee, while Messrs. Schoenherr and Romeo are the members of our Compensation Committee.

DESCRIPTION OF SECURITIES

The following summary of our capital stock, our certificate of incorporation, our bylaws and the DGCL is intended as a summary only and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, and the applicable provisions of the DGCL.

Common Stock

We are authorized to issue 170,000,000 shares of common stock, $.0001 par value per share, of which 90,699,595 shares were outstanding on the date of this prospectus. Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and are not entitled to cumulative voting rights. Our shares of our common stock do not carry any preemptive, conversion or subscription rights, and there are no sinking fund or redemption provisions applicable to the shares of our common stock. Holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions, subject to dividend or distribution preferences that may be applicable to any then outstanding shares of preferred stock. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in the assets legally available for distribution to stockholders after payment of all debts and other liabilities and satisfaction of the liquidation preference, if any, granted to the holders of any preferred stock then outstanding. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, $.0001 par value per share, of which no shares are outstanding on the date of this prospectus. Our certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

●	the designation of the series;

●

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

●	the dates at which dividends, if any, will be payable;

●	the redemption rights and price or prices, if any, for shares of the series;

●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

●

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

●	restrictions on the issuance of shares of the same series or of any other class or series; and

●	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Our Bylaws and the DGCL

The following provisions of our certificate of incorporation, our bylaws and the DGCL may discourage takeover attempts of us that may be considered by some stockholders to be in their best interest. The effect of such provisions could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by stockholders, even if such proposed actions would be beneficial to our stockholders. Such effect could cause the market price of our common stock to decrease or could cause temporary fluctuations in the market price of our common stock that otherwise would not have resulted from actual or rumored takeover attempts.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, to facilitate acquisitions and employee benefit plans.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by our Board of Directors. This provision may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Vacancies

Our certificate of incorporation provides that any vacancies in our Board of Directors, however occurring, will be filled by a majority of the remaining members of the Board of Directors, even if less than a quorum. This provision may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the provision effectively limits stockholder election of Directors to annual and special meetings of the stockholders.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock currently trades on the OTCQB under the symbol “BKYI”. The following table sets forth the range of high and low bid prices for shares of our common stock on the OTCQB for the periods indicated, as reported by the OTCQB. Quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Fiscal Year Ended December 31, 2011	High	Low
Quarter ended March 31, 2011	$0.19	$0.14
Quarter ended June 30, 2011	$0.16	$0.13
Quarter ended September 30, 2011	$0.14	$0.10
Quarter ended December 31, 2011	$0.14	$0.06

Fiscal Year Ended December 31, 2012	High	Low
Quarter ended March 31, 2012	$0.09	$0.06
Quarter ended June 30, 2012	$0.11	$0.06
Quarter ended September 30, 2012	$0.10	$0.06
Quarter ended December 31, 2012	$0.09	$0.06

Fiscal Year Ending December 31, 2013	High	Low
Quarter ended March 31, 2013	$0.185	$0.06
Quarter ending June 30, 2013	$0.41	$0.16
Quarter ending September 30, 2013 (through August 12, 2013)	$0.40	$0.21

The last reported trading price of our common stock as reported on the OTCQB on August 12, 2013 was $0.34 per share.

Holders

As of August 12, 2013, the number of stockholders of record of our common stock was 128.

Dividends

We have not paid any cash dividends on our common stock to date, and have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends on our common stock is also subject to the discretion of our Board of Directors and certain limitations imposed under the Delaware General Corporation Law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc., 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.

THE OFFERING

This prospectus covers the public sale of 16,026,947 shares of common stock to be sold by the selling security holders identified in this prospectus. This prospectus also covers any additional shares of our common stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving our common stock.

The selling security holders may sell the shares covered by this prospectus through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from this offering.

Set forth below is a description of the shares of our common stock being registered for resale hereby.

February 2013 Private Offering of Common Stock to DRNC

On February 26, 2013, we issued to DRNC 4,026,935 shares of our common stock at a purchase price $0.10 per share, for an aggregate purchase price of $402,693.50. This prospectus covers the public resale of the 4,026,935 shares of common stock issued to DRNC.

DRNC has anti-dilution rights which require us to issue additional shares of common stock to such investors if within the nine (9) month period after February 26, 2013 we issue additional shares of common stock (other than to employees, officers, directors or consultants or pursuant to stock dividends) at a purchase price less than $0.10 per share. The number of additional shares issuable is determined on a full ratchet and has the effect of lowering the purchase price in this offering to such lower price.

February 2013 Private Offering of Common Stock to Private Investors

On February 26, 2013, we to certain private investors 5,000,000 shares of our common stock at a purchase price $0.10 per share, for an aggregate purchase price of $500,000. This prospectus covers the public resale of the 5,000,000 shares of common stock issued to these private investors.

Investors in the February 2013 private offering have anti-dilution rights which require us to issue additional shares of common stock to such investors if within the six (6) month period after February 26, 2013 we issue additional shares of common stock (other than to employees, officers, directors or consultants or pursuant to stock dividends) at a purchase price less than $0.10 per share. The number of additional shares issuable is determined pursuant to a formula based on the number of shares issued at such lower price and the total number of shares outstanding at the time of such issuance calculated on a fully- diluted basis.

 July 2013 Private Offering of Common Stock and Warrants to Private Investors

On July 23, 2013, we issued to certain private investors 3,500,006 units consisting of 3,500,006 shares of our common stock and warrants to purchase an additional 3,500,006 shares of our common stock for an aggregate purchase price of $1,050,000. Each unit had a purchase price of $0.30 and consisted of one share of common stock and one warrant. This prospectus covers the public resale of the 3,500,006 shares of common stock and 3,500,006 shares of common stock underlying the warrants issued to these private investors.

The warrants are immediately exercisable at an exercise price of $0.40 per share at any time prior to July 22, 2018. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, and reclassifications of our capital stock, and the warrants immediately terminate upon the sale of all or substantially all of our assets or the acquisition of more than 50% of our voting securities by any person in one or a series of related transactions. The warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders of our company. As of the date of this prospectus, no warrants have been exercised.

Investors in the July 2013 private offering have anti-dilution rights which require us to issue additional shares of common stock to such investors if within the six (6) month period after July 23, 2013 we issue additional shares of common stock (other than to employees, officers, directors or consultants or pursuant to stock dividends) at a purchase price less than $0.30 per share. The number of additional shares issuable is determined pursuant to a formula based on the number of shares issued at such lower price and the total number of shares outstanding at the time of such issuance calculated on a fully- diluted basis.

SELLING SECURITY HOLDERS

The selling security holders identified in the following table are offering for resale 16,026,947 shares of our common stock. All of the securities were previously issued to the selling security holders in private placement transactions. A description of these transactions is set forth above under “The Offering”.

The following table sets forth as of August 12, 2013:

●	The name of each selling security holder and any material relationship between us and such selling security holder based upon information currently available to us;

●	The number of shares owned beneficially by each selling security holder before the offering;

●	The percentage ownership of each selling security holder prior to the offering;

●	The number of shares offered hereunder by each selling security holder;

●	The number of shares owned beneficially by each selling security holder after the offering; and

●	The percentage ownership of each selling security holder after the offering.

The information presented in this table has been calculated based on the assumption that all options and warrants will be exercised prior to completion of the offering, that all shares offered hereby will be sold, and that no other shares of our common stock will be acquired or disposed of by the selling security holder prior to the termination of this offering. The beneficial ownership set forth below has been determined in accordance with Rule 13d-3 under the Exchange Act based on 90,699,595 shares of our common stock outstanding on August 12, 2013. Except as indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investments power with respect to their shares. None of the selling security holders are affiliated with a broker-dealer registered under the Exchange Act of 1934, as amended.

	Beneficial Ownership of Selling Security Holders Prior to the Offering			Beneficial Ownership of Selling Security Holders After the Offering
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby	Number	Percent
DRNC Holdings, Inc. (1)	4,026,935	4.44%	4,026,935	-0-	*
REF Securities & Co., L.P. (2)	2,087,200	2.30%	1,700,000	387,200	*
RIT 22 Trust (3)	1,666,668	1.84%	1,666,668	-0-	*
Michael Horowitz (4)	866,668	*	866,668	-0-	*
John D. Stout (5)	833,334	*	833,334	-0-	*
Doug Lipton (5)	833,334	*	833,334	-0-	*
Alan Frost (6)	1,400,000	1.54%	1,200,000	200,000	*
Vladimir Kitaygorodsky (7)	1,166,668	1.29%	1,166,668	-0-	*
Douglas Friedman	300,000	*	300,000	-0-	*
Pattie Friedman IRA	266,668	*	266,668	-0-	*
Jason Albanese (5)	333,334	*	333,334	-0-	*
Brian Manning (5)	333,334	*	333,334	-0-	*
9 Acre Holdings, LLC (8)	1,333,334	1.47%	1,333,334	-0-	*
Michael Ellis (4)	166,668	*	166,668	-0-	*
Abraham Kaner (5)	333,334	*	333,334	-0-	*
David Diamond (5)	333,334	*	333,334	-0-	*
Silver Salar Capital, LLC (9)	333,334	*	333,334	-0-	*
TOTAL			16,026,947

* Represents less than one percent (1%) of our outstanding shares.

(1)

We currently owe to DRNC $497,307 pursuant to a 7% secured promissory note, which is described in more detail in “Liquidity and Capital Resources” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The registered shares consist of 4,026,935 shares of our common stock acquired by DRNC on February 26, 2013. DRNC is a subsidiary of Interdigital, Inc., a publicly traded corporation listed on NASDAQ. We currently have a strategic partnership with Interdigital Corporation, a different subsidiary of Interdigital, Inc., to jointly develop and market biometric authentication solutions for the mobile credentialing and payments market.

(2)

Includes 350,000 shares issuable upon the exercise of warrants. Rodd Friedman is the managing partner of REF Securities & Co., L.P. and has sole voting and dispositive power with respect to the shares.

(3)	Includes 333,334 shares issuable upon the exercise of warrants. Rodd Friedman is the sole trustee of RIT 22 Trust and has sole voting and dispositive power with respect to the shares.

(4)	Includes 83,334 shares issuable upon the exercise of warrants.

(5)	Includes 166,667 shares issuable upon the exercise of warrants.

(6)	Includes 350,000 shares issuable upon the exercise of warrants.

(7)	Includes 333,334 shares issuable upon the exercise of warrants.

(8)	Includes 666,667 shares issuable upon the exercise of warrants. John C. Howe is the managing member of 9 Acre Holdings, LLC and has sole voting and dispositive power with respect to the shares.

(9)

Includes 166,667 shares issuable upon the exercise of warrants. Geoffrey Gold and Vicki Gold are the managing members of Silver Salar Capital, LLC and have shared voting and dispositive power with respect to the shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling security holders. We will, however, receive proceeds upon the exercise of any warrants held by the selling security holders. If such warrants are exercised in full, we would receive gross cash proceeds of approximately $1,400,000. Any such proceeds are currently expected to be used for working capital and general corporate purposes. No assurances can be given that any of the warrants will be exercised.

PLAN OF DISTRIBUTION

We are registering all of the shares of common stock offered by this prospectus on behalf of the selling security holders. The selling security holders may sell any or all of the shares, subject to federal and state securities law, but are under no obligation to do so. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby.

The selling security holders, or their pledges, donees, transferees or any of their other successors-in-interest, may sell all or a portion of the common stock offered hereby from time to time in one or more transactions directly or through one or more underwriters, brokers, dealers or agents at fixed prices, at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, or at privately negotiated prices. These sales may be effected in any one or more of the following methods:

●

cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker, dealer or underwriter as principal and resale by such broker, dealer or underwriter for its own account pursuant to this prospectus;

●	an exchange distribution in accordance with the rules of any stock exchange on which the securities may be listed;

●	ordinary brokerage transactions and transactions in which the broker solicits purchases;

●	privately negotiated transactions;

●	short sales;

●	through the writing of options, swaps or other derivatives on the securities, regardless of whether the options, swaps or derivatives are listed on an exchange;

●	through the distribution of the securities by any selling security holder to its partners, members or stockholders;

●	any combinations of any of these methods of sale; and

●	any other manner permitted by law.

The selling security holders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

The selling security holders may sell their shares to or through underwriters, brokers, dealers or agents, in which event the underwriters, brokers, dealers or agents may receive discounts, concessions, commissions or other fees from the selling security holders, or discounts, concessions, commissions or other fees from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions, commissions or fees as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved.

The selling security holders may additionally pledge, hypothecate or grant a security interest in some or all of the shares of our common stock owned by them and, if such holders default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of our common stock from time to time under this prospectus or any amendment to this prospectus, if necessary, to include the pledge, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders may also transfer or donate their shares of our common stock in other circumstances, in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus, subject to any requirement of the SEC that we amend or supplement this prospectus to include the name of such transferees, donees, pledges or other successors-in-interest in this prospectus.

The selling security holders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares offered hereby may be deemed "underwriters" within the meaning of the Securities Act. In that event, any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts or commissions under the Securities Act. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

The selling security holders and any other person participating in the distribution of the shares of our common stock being offered hereby will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, including, without limitation, Regulation M. These regulations may limit the timing of purchases and sales of any of the shares of our common stock by the selling security holders and may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to our common stock.

We have agreed to indemnify certain of the selling security holders against liabilities, including certain liabilities under the Securities Act, pursuant to the terms of the agreements by which the selling securities holders purchased their shares of our common stock being registered hereby. We may be indemnified by certain of the selling security holders against liabilities, including liabilities under the Securities Act, pursuant to the terms of the agreements by which the selling securities holders purchased their shares of our common stock being registered hereby.

We will not receive any proceeds from the sale of the shares of our common stock registered hereby, however, we will receive proceeds from the exercise of any warrants held by the selling security holders. We will pay all expenses incurred in connection with this registration of the shares of our common stock under the Securities Act, including registration and filing fees, fees and expenses of compliance with securities or blue sky laws, listing fees, printing and engraving expenses, messenger and delivery expenses, and fees and disbursements of our counsel, accountants and other persons retained by us, but excluding commissions and discounts incurred by the selling security holders in connection with the resale of such shares.

We cannot assure you that the selling security holders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Fox Rothschild LLP, 997 Lenox Drive, Building 3, Lawrenceville, NJ 08648.

EXPERTS

The audited consolidated balance sheets at December 31, 2012 and 2011 and the audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011 have been audited by Rotenberg Meril Solomon Bertiger & Guttilla, P.C., our independent registered public accounting firm. We have included these financial statements in this registration statement in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Applicable SEC rules may require us to update this prospectus in the future.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that we file with the SEC at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov, as well as our website at www.bio-key.com. Information contained on our website does not constitute a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement, and certain statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. In addition, we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. To obtain all of the information that we filed with the SEC in connection herewith, we refer you to the registration statement, including its exhibits and schedules. You should assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date appearing on the front of the prospectus or prospectus supplement, as applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

BIO-key International, Inc.

North Billerica, MA

We have audited the accompanying consolidated balance sheets of BIO-key International, Inc. and Subsidiary (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIO-key International, Inc. and Subsidiary as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in the consolidated financial statements, the Company has suffered substantial net losses in recent years, and has an accumulated deficit at December 31, 2012, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are disclosed in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
Saddle Brook, New Jersey
April 1, 2013

BIO-key International, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	$83,989	$43,437
Accounts receivable, net of allowance for doubtful accounts of $20,526 at December 31, 2012 and $397,526 at December 31, 2011	604,784	587,346
Due from factor	189,904	-
Inventory	4,186	8,238
Prepaid expenses and other	25,088	58,920
Total current assets	907,951	697,941
Equipment and leasehold improvements, net	24,267	52,870
Deposits and other assets	8,712	8,712
Intangible assets—less accumulated amortization	195,911	207,180
Total non-current assets	228,890	268,762
TOTAL ASSETS	$1,136,841	$966,703

LIABILITIES
Accounts payable	$931,276	$687,441
Accrued liabilities	593,599	675,833
Deferred revenue	508,520	527,092
Note payable – related party	321,428	346,428
Total current liabilities	2,354,823	2,236,794
Deferred revenue, net of current portion	-	1,000
Total non-current liabilities	-	1,000
TOTAL LIABILITIES	2,354,823	2,237,794

Commitments and contingencies

STOCKHOLDERS’ DEFICIT:
Common stock — authorized, 170,000,000 shares; issued and outstanding; 78,155,413 of $.0001 par value at December 31, 2012 and December 31, 2011	7,815	7,815
Additional paid-in capital	51,062,624	51,012,782
Accumulated deficit	(52,288,421)	(52,291,688)
TOTAL STOCKHOLDERS’ DEFICIT	(1,217,982)	(1,271,091)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,136,841	$966,703

The accompanying notes are an integral part of these statements.

BIO-key International, Inc. and Subsidiary

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2011

Revenues
Services	$1,094,731	$848,483
License fees and other	2,741,162	2,660,321
	3,835,893	3,508,804
Costs and other expenses
Cost of services	221,027	159,223
Cost of license fees and other	350,706	651,236
	571,733	810,459
Gross Profit	3,264,160	2,698,345

Operating expenses
Selling, general and administrative	2,288,903	3,036,299
Research, development and engineering	947,371	1,116,658
	3,236,274	4,152,957
Operating income (loss)	27,886	(1,454,612)

Other income (deductions)
Interest income	7	95,033
Interest expense	(24,626)	(411,527)
Income taxes	-	(26,500)
Net discounts of notes payable and note receivable	-	(100,000)
	(24,619)	(442,994)
Net income (loss)	$3,267	$(1,897,606)

Basic and Diluted Income (Loss) per Common Share:	$0.00	$(0.02)

Weighted Average Shares Outstanding:
Basic and Diluted	78,155,413	78,155,413

The accompanying notes are an integral part of these statements.

BIO-key International, Inc. and Subsidiary

STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

	Common Stock		Additional Contributed	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2010	78,155,413	$7,815	$50,955,602	$(50,394,082)	$569,335

Share-based compensation	—	—	57,180	—	57,180
Net loss	—	—		(1,897,606)	(1,897,606)

Balance as of December 31, 2011	78,155,413	$7,815	$51,012,782	$(52,291,688)	$(1,271,091)

Share-based compensation	—	—	49,842	—	49,842
Net income	—	—	—	3,267	3,267

Balance as of December 31, 2012	78,155,413	$7,815	$51,062,624	$(52,288,421)	$(1,217,982)

The accompanying notes are an integral part of these statements.

BIO-key International, Inc. and Subsidiary

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$3,267	$(1,897,606)
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Allowance for doubtful accounts	(377,000)	386,000
Depreciation	28,603	31,462
Amortization
Intangible assets	11,269	11,270
Discount on secured debt	-	307,932
Net discounts of notes payable and note receivable	-	100,000
Share-based compensation	49,842	57,180
Change in assets and liabilities:
Accounts receivable trade	359,562	(622,253)
Due from factor	(189,904)
Inventory	4,051	1,538
Prepaid expenses and other	33,833	129,995
Accounts payable	243,835	507,028
Accrued liabilities	(82,234)	221,925
Deferred revenue	(19,572)	242,418
Net cash provided by (used for) operating activities	65,552	(523,111)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from payment of note receivable	-	3,350,000
Capital expenditures	-	(56,204)
Net cash provided by investing activities	-	3,293,796
CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of notes payable	(25,000)	(3,612,135)
Preferred stock dividend paid	-	(125,209)
Net cash used for financing activities	(25,000)	(3,737,344)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,552	(966,659)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,437	1,010,096
CASH AND CASH EQUIVALENTS, END OF YEAR	$83,989	$43,437

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

	Years ended December 31,
	2012	2011

Cash paid for:
Interest	$—	$80,286
Income taxes	41,169	12,393

The accompanying notes are an integral part of these statements.

BIO-key International, Inc. and Subsidiary

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A —THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company, founded in 1993, develops and markets proprietary fingerprint identification biometric technology and software solutions. We also deliver advanced identification solutions and information services to law enforcement departments, public safety agencies and other government and private sector customers. Our mobile wireless technology provides first responders with critical, reliable, real-time data and images from local, state and national databases.

Basis of Presentation

We have incurred significant losses to date, and at December 31, 2012, we had an accumulated deficit of approximately $52 million. In addition, broad commercial acceptance of our technology is critical to the Company’s success and ability to generate future revenues. At December 31, 2012, our total cash and cash equivalents were approximately $84,000, as compared to approximately $43,000 at December 31, 2011.

As discussed below, the Company has financed itself in the past through access to the capital markets by issuing secured and convertible debt securities, convertible preferred stock,  common stock, and recently through factoring receivables. We currently require approximately $385,000 per month to conduct our operations, a monthly amount that we have been unable to achieve through revenue generation.

If the Company is unable to generate sufficient revenue to meet our goals, we will need to obtain additional third-party financing to (i) conduct the sales, marketing and technical support necessary to execute our plan to substantially grow operations, increase revenue and serve a significant customer base; and (ii) provide working capital. No assurance can be given that any form of additional financing will be available on terms acceptable to the Company, that adequate financing will be obtained by the Company in order to meet its needs, or that such financing would not be dilutive to existing shareholders.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern, and assumes continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The matters described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and become profitable in its future operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.  Basis of Consolidation

The accompanying consolidated financial statements include the accounts of BIO-key International, Inc. and its wholly-owned subsidiary (collectively, the “Company”). Intercompany accounts and transactions have been eliminated in consolidation.

2. Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) and consider the various staff accounting bulletins and other applicable guidance issued by the U.S. Securities and Exchange Commission (SEC). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

  3. Revenue Recognition

Revenues from software licensing are recognized in accordance with ASC 985-605, “Software Revenue Recognition. Accordingly, revenue from software licensing is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

The Company intends to enter into arrangements with end users for items which may include software license fees, and services or various combinations thereof. For each arrangement, revenues will be recognized when evidence of an agreement has been documented, the fees are fixed or determinable, collection of fees is probable, delivery of the product has occurred and no other significant obligations remain.

Multiple-Element Arrangements: For multiple-element arrangements, the Company applies the residual method in accordance with ASC 985-605. The residual method requires that the portion of the total arrangement fee attributable to the undelivered elements be deferred based on its VSOE of fair value and subsequently recognized as the service is delivered. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, which is generally the software license. VSOE of fair value for all elements in an arrangement is based upon the normal pricing for those products and services when sold separately. VSOE of fair value for support services is additionally determined by the renewal rate in customer contracts. The Company has established VSOE of fair value for support as well as consulting services.

License Revenues: Amounts allocated to license revenues are recognized at the time of delivery of the software and all other revenue recognition criteria discussed above have been met.

Revenue from licensing software, which requires significant customization and modification, is recognized using the percentage of completion method, based on the hours of effort incurred by the Company in relation to the total estimated hours to complete. In instances where third party hardware, software or services form a significant portion of a customer’s contract, the Company recognizes revenue for the element of software customization by the percentage of completion method described above. Otherwise, third party hardware, software, and services are recognized upon shipment or acceptance as appropriate. If the Company makes different judgments or utilizes different estimates of the total amount of work expected to be required to customize or modify the software, the timing and revenue recognition, from period to period, and the margins on the project in the reporting period, may differ materially from amounts reported. Anticipated contract losses are recognized as soon as they become known and are estimable.

Service Revenues: Revenues from services are comprised of maintenance and consulting and implementation services. Maintenance revenues include providing for unspecified when-and-if available product updates and customer telephone support services, and are recognized ratably over the term of the service period. Consulting services are generally sold on a time-and-materials basis and include a range of services including installation of software and assisting in the design of interfaces to allow the software to operate in customized environments. Services are generally separable from other elements under the arrangement since performance of the services are not essential to the functionality of any other element of the transaction and are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. Revenues from services are generally recognized as the services are performed.

The Company provides customers, free of charge or at a minimal cost, testing kits which potential licensing customers may use to test compatibility/acceptance of the Company’s technology with the customer’s intended applications.

Costs and other expenses: Includes professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, and other costs attributable to serving the Company’s client base. Professional compensation consists of payroll costs and related benefits including stock-based compensation and bonuses. Other direct contract expenses include costs directly attributable to client engagements, such as out-of-pocket costs including travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors. The allocation of lease and facilities charges for occupied offices is included in costs of service.

The Company accounts for its warranties under the FASB ASC 450 “Contingencies.” The Company generally warrants that its products are free from defects in material and workmanship for a period of one year from the date of initial receipt by our customers. The warranty does not cover any losses or damage that occurs as a result of improper installation, misuse or neglect or repair or modification by anyone other than the Company or its authorized repair agent. The Company’s policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. The Company’s repair rate of products under warranty has been minimal, and a historical percentage has not been established. The Company’s software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company’s software products infringe upon a third party’s intellectual property rights. The Company has not provided for any reserves for warranty liabilities as it was determined to be immaterial.

4.  Cash Equivalents

Cash equivalents consist of liquid investments with original maturities of three months or less.  At December 31, 2012 and 2011, cash equivalents consisted of a money market account.

5. Accounts Receivable

Accounts receivable billed and unbilled are carried at original amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful receivables by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Accounts receivable at December 31, 2012 and 2011 consisted of the following:

	December 31,
	2012	2011

Accounts receivable	$625,310	$984,872
Allowance for doubtful accounts	(20,526)	(397,526)

Accounts receivable, net allowances for doubtful accounts	604,784	587,346

The allowance for doubtful accounts for the years ended December 31, 2012 and 2011 is as follows:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
Year Ended December 31, 2012
Allowance for Doubtful Accounts	$397,526	$-	$377,000	$20,526
Year Ended December 31, 2011
Allowance for Doubtful Accounts	$11,526	$386,000	$-	$397,526

The allowance was set up primarily for one customer whose payments under a contract were behind schedule. $400,000 was collected from the customer in 2012, and subsequently, $150,000 was collected in 2013. The final payment for the balance due under the contract has been approved to be paid, although the funds have not been received as of the filing date.  As of the date of the filing, the customer owes approximately $313,000.

6. Property and Equipment, Intangible Assets and Depreciation and Amortization

Property and equipment are stated at cost.  Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives, principally using straight-line methods. Leasehold improvements are amortized over the shorter of the life of the improvement or the lease term, using the straight-line method.

The estimated useful lives used to compute depreciation and amortization for financial reporting purposes are as follows:

Equipment and leasehold improvements
Equipment (years)	3	-	5
Furniture and fixtures (years)	3	-	5
Software (years)		3
Leasehold improvements	life or lease term

Intangible assets consist of patents.  Patent costs are capitalized until patents are awarded. Upon award, such costs are amortized using the straight-line method over their respective economic lives. If a patent is denied, all costs are charged to operations in that year.

7. Impairment or Disposal of Long Lived Assets, including Intangible Assets

We review our long-lived assets, including intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such assets are considered impaired, the impairment to be recognized is equal to the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. In assessing recoverability, we must make assumptions regarding estimated future cash flows and discount factors. If these estimates or related assumptions change in the future, we may be required to record impairment charges. Intangible assets with determinable lives are amortized over their estimated useful lives, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis, whichever is greater. We did not record any impairment charges in any of the years presented.

8. Advertising Expense

The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended December 31, 2012 and 2011 were approximately $114,000 and $170,000, respectively.

9. Deferred Revenue

Deferred revenue includes customer advances and amounts that have been billed per the contractual terms but have not been recognized as revenue. The majority of these amounts are related to maintenance contracts for which the revenue is recognized ratably over the applicable term, which generally is 12 months from the date the customer accepts the products.

10. Research and Development Expenditures

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of our software products and improving the efficiency and capabilities of our existing software. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on research equipment, services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

11. Earnings Per Share of Common Stock (“EPS”)

The Company’s EPS is calculated by dividing net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options and warrants and the assumed conversion of convertible notes, when the effect of their inclusion is dilutive. See Note R -  Earnings Per Share “EPS”, for additional information.

12. Accounting for Stock-Based Compensation

The Company accounts for share based compensation in accordance with the provisions of ASC 718-10, “Compensation — Stock Compensation,” which requires measurement of compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The majority of our share-based compensation arrangements vest over either a three or four year vesting schedule. The Company expenses its share-based compensation under the ratable method, which treats each vesting tranche as if it were an individual grant. The fair value of stock options is determined using the Black-Scholes valuation model, and requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the “expected option term”), the estimated volatility of our common stock price over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. Changes in these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized as an expense in the consolidated statements of operations. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, are likely to change our valuation assumptions used to value employee stock-based awards granted in future periods. The values derived from using the Black-Scholes model are recognized as expense over the service period, net of estimated forfeitures (the number of individuals that will ultimately not complete their vesting requirements). The estimation of stock awards that will ultimately vest requires significant judgment. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

The compensation expense recognized under ASC 718 amounted to $49,842 and $57,180 for the years ended December 31, 2012 and 2011 respectively.

The following table presents share-based compensation expenses for continuing operations included in the Company’s consolidated statements of operations:

	Year ended December 31,
	2012	2011

Selling, general and administrative	$22,502	$12,054
Research, development and engineering	27,340	45,126
	$49,842	$57,180

Valuation Assumptions for Stock Options

For the years ended December 31, 2012 and 2011, 600,000 and 845,000 stock options were granted, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2012	2011
Risk free interest rate	0.80%	1.64%
Expected life of options (in years)	4.48	4.52
Expected dividends	0%	0%
Volatility of stock price	114%	114%

The stock volatility for each grant is determined based on the review of the experience of the weighted average of historical daily price changes of the Company’s common stock over the expected option term. The expected term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

13. Income Taxes

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryback, carryforward period available under tax law. The Company evaluates, on a quarterly basis whether, based on all available evidence, if it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, “Income Taxes,” includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. Because of the Company’s historical performance and estimated future taxable income, a full valuation allowance has been established.

The Company accounts for uncertain tax provisions in accordance with ASC 740-10-05 “Accounting for Uncertainty in Income Taxes.” The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

14. Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying consolidated financial statements.

NOTE B—FACTORING

Due from factor consisted of the following as of December 31:

	Original Invoice Value	Factored Amount	Factored Balance due
Year Ended December 31, 2012
Factored accounts receivable	$744,315	$554,411	$189,904
Year Ended December 31, 2011
Factored accounts receivable	$-	$-	$-

As of December 2011, the Company entered into a 24 month accounts receivable factoring arrangement with a financial institution (the “Factor”). Pursuant to the terms of the arrangement, the Company, from time to time shall sell to the Factor certain of its accounts receivable balances on a non-recourse basis for credit approved accounts. The Factor shall then remit 75% of the accounts receivable balance to the Company (the “Advance Amount”), with the remaining balance, less fees to be forwarded to the Company once the Factor collects the full accounts receivable balance from the customer. Factoring fees range from 2.75% to 15% of the face value of the invoice factored, and are determined by the number of days required for collection of the invoice.

NOTE C—FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, and notes payable, are carried at, or approximate, fair value because of their short-term nature.

NOTE D—CONCENTRATION OF RISK

Financial instruments which potentially subject the Company to risk primarily consist of cash and accounts receivables.

The Company maintains its cash balances in a financial institution in Nevada. All non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC) through December 31, 2012 and interest-bearing accounts are insured by the FDIC up to $250,000.  The Company has not incurred any losses on these accounts.

The Company extends credit to customers on an unsecured basis in the normal course of business. The Company’s policy is to perform an analysis of the recoverability of its receivables at the end of each reporting period and to establish allowances where appropriate. The Company analyzes historical bad debts and contract losses, customer concentrations, and customer credit-worthiness when evaluating the adequacy of the allowances.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, as follows:

	Years Ended December 31,
	2012	2011

Customer A	31%	15%
Customer B	18%	—
Customer C	* %	43%

*      Less than 10% of total revenue

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

	As of December 31,
	2012	2011

Customer C	74%	78%
Customer D	14%	—

*      Less than 10% of total accounts receivable

NOTE E—NOTE RECEIVABLE

As consideration for the Asset Sale of its Law Enforcement division (the “Business”) to InterAct911 Mobile Systems, Inc. in 2009, the Buyer paid the Company an aggregate purchase price of approximately $11.3 million. The consideration consisted of cash payments totaling $7.3 million and the issuance of a promissory note (the “Note”) in the original principal amount of $4 million in favor of the Company. The Note earned interest, payable on a quarterly basis, at a rate per annum equal to six percent (6%) compounded annually on the principal sum from time to time outstanding.

Effective as of December 30, 2010, the Company entered into an Amendment and Waiver agreement (the “Amendment and Waiver”) with respect to the Note. Under the original terms of the Note, the initial scheduled repayment of principal, equal to $1,334,000, was due to be paid to the Company on December 8, 2010. Pursuant to the Amendment and Waiver, the Company agreed to defer $834,000 of this initial payment into three equal payments due over the course of the first three quarters of 2011, of which the first payment of $278,000 was received in April 2011.

In exchange for this deferral, the Buyer made a principal payment of $500,000 (received in December 2010), agreed to increase the interest rate on the deferred amount from six percent to twelve percent, and agreed to have the owner of the Parent, Silkroad Equity LLC, forfeit all of the 8,000,000 warrants previously granted to it by the Company.

Effective as of May 19, 2011, the Buyer exercised its option to prepay the balance due of $3,222,000 under the Note. In consideration for the early payment from the Buyer, the Company accepted a $150,000 discount on the principal amount due, of which $50,000 was absorbed by the Secured Promissory Note holders). The total amount received by the Company was $3,113,654 which included principal amount of $3,222,000, interest income of $30,888 and a reimbursement of legal fees incurred of $10,766 net of the discount of $150,000.

NOTE F—EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consisted of the following as of December 31:

	2012	2011

Equipment	$302,052	$302,052
Furniture and fixtures	99,199	99,199
Software	28,624	28,624
Leasehold improvements	39,975	39,975
	469,850	469,850

Less accumulated depreciation and amortization	(445,583)	(416,980)

Total	$24,267	$52,870

Depreciation and amortization were $28,603 and $31,462 for the periods ending December 31, 2012 and 2011, respectively.

NOTE G—INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31:

	2012			2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Patents and patents pending	$287,248	$(91,337)	$195,911	$287,248	$(80,068)	$207,180

Total	$287,248	$(91,337)	$195,911	$287,248	$(80,068)	$207,180

Aggregate amortization expense for the years ended December 31, 2012 and 2011, was $11,269 and $11,270 respectively. The estimated aggregate amortization expense of intangible assets for the years following December 31, 2012 is approximately $11,270 per year for 2013 through 2017, and $139,561 thereafter.

NOTE H—ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

	2012	2011

Compensation	$243,049	$227,579
Compensated absences	133,535	159,949
Dividends payable (see Note K)	3,435	3,435
Interest payable – related party (Note K)	47,935	23,309
Accrued legal and accounting fees	84,954	111,300
Income taxes (see Note P)	-	26,500
Other	80,691	123,761

Total	$593,599	$675,833

NOTE I—RELATED PARTY

Consulting Arrangement with Thomas J. Colatosti (“Colatosti”)

In connection with his appointment to the Board of Directors in September 2002, and as acting Chief Financial Officer from November 2008 to December 2009, the Company has entered into a number of consulting arrangements with Colatosti. Under the most recent arrangement, which was entered into on January 12, 2010, Mr. Colatosti provided services to the Company and its subsidiary for the two-year term ended December 31, 2011 at a rate of $5,000 per month.

Mr. Colatosti has substantial experience in the biometric industry and in addition to his role as the Chairman of the Board of Directors of the Company, provides extensive service to the Company in the areas of strategic planning and corporate finance. For the year ended December 31, 2011, Mr. Colatosti earned  $60,000, of which $50,000 remained outstanding and payable at both December 31, 2012 and 2011.  The balance owed to Colatosti is included in accounts payable.

NOTE J—DEFERRED REVENUE

The components of deferred revenue are as follows as of December 31:

	2012	2011

Current Portion
Maintenance contracts	$496,055	$335,246
Customer deposit	12,465	122,500
Fully deferred systems, installation and acceptance revenue	-	69,346
	508,520	527,092
Long-Term Portion
Maintenance contracts	-	1,000

Total	$508,520	$528,092

Maintenance contracts include provisions for unspecified when-and-if available product updates and customer telephone support services, and are recognized ratably over the term of the service period. Fully deferred systems, installation and acceptance revenue relates to projects that have been billed per the contractual terms, however because of undelivered elements or acceptance criteria, revenue has not yet been recognized. These amounts are expected to be completed within the next 12 months and are classified as current liabilities.

Long-term maintenance contracts are comprised of multiple year support contracts, and are recognized ratably over the applicable term.

NOTE K—NOTES PAYABLE

The 2010 Exchange Agreement

Effective as of December 31, 2010, the Company entered into a Securities Exchange Agreement (the “2010 Exchange Agreement”) with the Shaar Fund, Ltd. (“Shaar”) and Colatosti.  Pursuant to the 2010 Exchange Agreement, Shaar exchanged all of its outstanding shares of the Company’s Series D Convertible Preferred Stock, including all accrued and unpaid dividends thereon, and the 7% Convertible Promissory Note dated as of December 28, 2009 issued by the Company to Shaar in the original principal amount of $673,079 for an installment payment of $500,000 and a new non-convertible 7% Secured Promissory Note in the original principal amount of $3,157,759 (the “Shaar Note”).  The installment payment was made in January 2011. Shaar also exchanged all of its existing warrants to purchase the Company’s common stock, exercisable for an aggregate of 5,108,333 shares, for a new five-year warrant to purchase up to an aggregate of 8,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share.  In addition, pursuant to the 2010 Exchange Agreement, Mr. Colatosti agreed to exchange all of his outstanding shares of Series D Convertible Preferred Stock, including all accrued and unpaid dividends thereon, and the 7% Convertible Promissory Note dated as of December 28, 2009 issued by the Company to Mr. Colatosti in the original principal amount of $64,878 for a new non-convertible 7% Secured Promissory Note in the original principal amount of $350,804 (the “Colatosti Note”).

Pursuant to the Exchange Agreement, the Company made a cash payment to Shaar in the amount of $500,000 at the closing of the exchange and also paid approximately $125,209 to Shaar on January 31, 2011 in full satisfaction of the Company’s obligations to Shaar for all accrued and unpaid dividends with respect to the Company’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock formerly held by Shaar. Effective as of May 20, 2011, the Company exercised its option to prepay the balance due of $3,157,759 owed to Shaar on its Secured Promissory Note.

Effective as of May 20, 2011, the Company exercised its option to prepay the balance due of $3,157,759 owed to Shaar on its Secured Promissory Note. In consideration of the $150,000 discount granted by the Company for the early payment of the Note Receivable (see “Note E — Note Receivable”), the Company’s Secured Promissory Note holders agreed to effectively absorb $50,000 of the discount, with the remainder borne by the Company. The discount was prorated to both Note holders which reduced the Shaar payment by $45,624 and the principle amount owed on the Colatosti Note by $4,376. The total amount paid by the Company to Shaar was $3,192,421 and included principal of $3,157,759, interest of $80,286 less Shaar’s share of the discount described above.

The principal and interest under the Colatosti Note was scheduled to be repaid by the Company in cash on December 31, 2012.  Pursuant to a Note Amendment and Extension Agreement effective as of December 31, 2012, the maturity date of the Colatosti Note was extended to March 31, 2013. The Company’s obligations under the Colatosti Note were secured by substantially all of the Company’s assets.  At December 31, 2012 and 2011, note payable was $321,428 and $346,428, respectively. Interest incurred on the Colatosti note amounted to $24,626 and $23,309 for the years ended December 31, 2012 and 2011, respectively. Accrued interest owed amounted to $47,935 and $23,309 at December 31, 2012 and 2011, respectively, and is included in accrued liabilities (see Note H).

In February 2013, the principal balance and accrued interest owing under the Colatosti Note was repaid from the proceeds of the new financing (see Note S).

NOTE L—SEGMENT INFORMATION

The Company has determined that its continuing operations are one discrete segment consisting of Biometric products. Geographically, North American sales accounted for approximately 93% and 54% of the Company’s total sales for fiscal years 2012 and 2011, respectively. Of the 46% of the 2011 non-North American sales, 43% was sales to Africa.

NOTE M—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company does not own any real estate but conducts operations from three leased premises. These non-cancelable operating leases expire at various dates through 2014. In addition to base rent, the Company pays for property taxes, maintenance, insurance and other occupancy expenses according to the terms of the individual leases.

Future minimum rental commitments of non-cancelable operating leases are approximately as follows:

Years ending December 31,
2013	$137,870
2014	92,097

$229,967

Rental expense was approximately $169,000 and $166,000 during 2012 and 2011, respectively.

Lawsuit

During August 2012, Blue Spike, LLC filed suit against the Company in the United States District Court for the Eastern District of Texas alleging that the Company infringed one or more claims of U.S. Patents Nos. 7,346,472, 7,660,700, 7,949,494, and 8,214,175.  In December 2012, the Company reached an agreement to resolve litigation, which resulted in a dismissal of all claims asserted in this litigation (both against and by the Company) with prejudice.   Legal and settlement fees amounted to approximately $208,000.

NOTE N— EQUITY

1. Redeemable Preferred Stock

Within the limits and restrictions provided in the Company’s Certificate of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock, $.0001 par value per share, in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications.

2. Common Stock

The Company is authorized to issue 170,000,000 shares of common stock, $.0001 par value per share, of which 78,155,413 were outstanding as of December 31, 2012 and 2011.

Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

Holders of common stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

On February 26, 2013, the Company entered into an agreement to issue 4,026,935 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $402,693.  Concurrently, the Company closed an equity financing with a number of private and institutional investors and issued 5,000,000 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $500,000.  See Note S below.

3. Warrants

The Company has issued warrants to certain creditors, investors, investment bankers and consultants. A summary of warrant activity is as follows:

	Total Warrants	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value

Outstanding, as of December 31, 2010	10,261,615	$0.32

Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(2,011,615)	0.39
Outstanding, as of December 31, 2011	8,250,000	$0.30	3.97

Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding, as of December 31, 2012	8,250,000	$0.30	2.97	—
Vested or expected to vest at December 31, 2012	8,250,000	$0.30	2.97	—
Exercisable at December 31, 2012	8,250,000	$0.30	2.97	—

NOTE O—STOCK OPTIONS

1999 Stock Option Plan

During 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan (the 1999 Plan). The 1999 Plan was not presented to stockholders for approval and thus incentive stock options are not available under the plan. Under the 1999 Plan, 2,000,000 shares of common stock are reserved for issuance to employees, officers, directors, and consultants of the Company at exercise prices which may not be below 85% of fair market value. The term of nonstatutory stock options granted may not exceed ten years. Options issued under the Plan vest pursuant to the terms of stock option agreements with the recipients. In the event of a change in control, as defined, all options outstanding vest immediately. The 1999 Plan expired in August 2009.

2004 Stock Option Plan

On October 12, 2004, the Board of Directors of the Company approved the 2004 Stock Option Plan (the 2004 Plan). The 2004 Plan has not yet been presented to stockholders for approval and thus incentive stock options are not available under this plan. Under the terms of this plan, 4,000,000 shares of common stock are reserved for issuance to employees, officers, directors, and consultants of the Company at exercise prices which may not be below 85% of fair market value. The term of stock options granted may not exceed ten years. Options issued under the Plan vest pursuant to the terms of stock option agreements with the recipients. In the event of a change in control, as defined, all options outstanding vest immediately. The Plan expires in October 2014.

Non-Plan Stock Options

Periodically, the Company has granted options outside of the 1999 and 2004 Plans to various employees and consultants. In the event of change in control, as defined, certain of the non-plan options outstanding vest immediately.

Stock Option Activity

Information summarizing option activity is as follows:

	Number of Options				Weighted average exercise	Weighted average remaining life	Aggregate intrinsic
	1999 Plan	2004 Plan	Non Plan	Total	price	(in years)	value

Outstanding, as of December 31, 2010	500,000	2,580,689	1,329,841	4,410,530	$0.25

Granted	—	845,000	—	845,000	0.14
Exercised	—	—	—	—	—
Forfeited	—	(210,000)	—	(210,000)	0.14
Expired	—	(383,853)	(257,265)	(641,118)	0.36
Outstanding, as of December 31, 2011	500,000	2,831,836	1,072,576	4,404,412	$0.22

Granted	—	600,000	—	600,000	0.09
Exercised	—	—	—	—	—
Forfeited	—	(164,623)	(365,378)	(530,001)	0.09
Expired	—	(504,941)	(707,198)	(1,212,139)	0.30
Outstanding, as of December 31, 2012	500,000	2,762,272	—	3,262,272	0.16	4.21	$2,325
Vested or expected to vest at December 31, 2012				2,972,404	0.16	4.04	$2,325
Exercisable at December 31, 2012				2,230,594	0.18	3.43	$2,325

The options outstanding and exercisable at December 31, 2012 were in the following exercise price ranges:

			Options Outstanding			Options Exercisable
Range of exercise prices			Number of shares	Weighted average exercise price	Weighted average remaining life (in years)	Number exercisable	Weighted average exercise price
$ 0.08	-	0.21	2,852,272	$0.11	4.23	1,820,594	$0.12
0.22	-	0.40	70,000	0.40	4.02	70,000	0.40
0.41	-	0.68	340,000	0.46	4.02	340,000	0.46
$ 0.07	-	0.68	3,262,272			2,230,594

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company’s closing stock price of $0.09 as of December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of December 31, 2012 was 775,000.

The weighted average fair value of options granted during the years ended December 31, 2012 and 2011 was $0.05 and $0.11 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $0. The total fair value of shares vested during the years ended December 31, 2012 and 2011 was $70,026 and $52,879 respectively.

As of December 31, 2012 future compensation cost related to nonvested stock options is $47,220 and will be recognized over an estimated weighted average period of 1.55 years.

NOTE P—INCOME TAXES

There was no provision for federal or state taxes as at December 31, 2012. The provision for income taxes as at December 31, 2011 was comprised of federal alternative minimum tax of $16,500 and minimum state taxes of $10,000.

The Company has deferred taxes due to income tax credits, net operating loss carryforwards, and the effect of temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes. Significant components of deferred taxes are as follows at December 31:

	2012	2011

Current asset:
Accrued compensation	$128,000	$119,000
Accounts receivable allowance	8,000	156,000
Non-current asset (liability):
Stock-based compensation	336,000	—
Basis differences in fixed assets	(10,000)	(21,000)
Basis differences in intangible assets	(77,000)	31,000
Net operating loss carryforwards	16,143,000	15,912,000
Valuation allowances	(16,528,000)	(16,197,000)

	$—	$—

The Company has a valuation allowance against the full amount of its net deferred taxes due to the uncertainty of realization of the deferred tax assets due to operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income. Similarly, income tax benefits related to stock options exercised have not been recognized in the financial statements.

As of December 31, 2012, the Company has federal net operating loss carryforwards of approximately $44,800,000 subject to expiration between 2018 and 2032.  These net operating loss carryforwards are subject to the limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

A reconciliation of the effective income tax rate on operations reflected in the Statements of Operations to the US Federal statutory income tax rate is presented below.

	2012	2011

US Federal statutory income tax rate	34%	34%
Permanent differences	831	(4)
Alternative minimum tax	—	1
Effect of net operating loss	(865)	(30)

Effective tax rate	—%	1%

The Company has not been audited by the Internal Revenue Service (“IRS”) or any states in connection with income taxes. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The periods from 2009 through 2012 remain open to examination by the IRS and state jurisdictions. The Company believes it is not subject to any tax audit risk beyond those periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any significant interest expense recognized during the years ended December 31, 2012 and 2011.

NOTE Q—PROFIT SHARING PLAN

The Company has established a savings plan under section 401(k) of the Internal Revenue Code. All employees of the Company, after completing one day of service are eligible to enroll in the 401(k) plan. Participating employees may elect to defer a portion of their salary on a pre-tax basis up to the limits as provided by the IRS Code. The Company is not required to match employee contributions but may do so at its discretion. The Company made no contributions during the years ended December 31, 2012 and 2011.

NOTE R—EARNINGS PER SHARE (EPS)

The Company’s basic EPS is calculated using net income (loss) available to common shareholders and the weighted-average number of shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuance of common stock, such as stock issuable pursuant to the exercise of stock options and warrants and the assumed conversion of convertible notes and preferred stock.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise price was less than the average market price of the common shares.

	Years ended December 31,
	2012	2011

Stock Options	—	379,865

Potentially dilutive securities	—	379,865

Items excluded from the diluted per share calculation because the exercise price was greater than the average market price of the common shares:

	Years ended December 31,
	2012	2011

Stock options	3,262,272	3,087,140
Warrants	8,250,000	8,250,000

Total	11,512,272	11,337,140

NOTE S—SUBSEQUENT EVENTS

On February 26, 2013, the Company entered into a number of agreements with affiliates of InterDigital, Inc. (NASDAQ: IDCC) (“InterDigital”) relating to a research and development collaboration arrangement (the “R&D Collaboration”).  In connection with this arrangement, affiliates of InterDigital have invested an aggregate of $900,000 in return for newly issued shares of the Company’s common stock (the “InterDigital Equity Investment”) and the Company’s issuance of a senior secured promissory note that will mature December 31, 2015 (the “InterDigital Note”).

The InterDigital Equity Investment was made pursuant to a Securities Purchase Agreement dated February 26, 2013 by and between the Company and DRNC Holdings, Inc. (“DRNC”) (the “InterDigital SPA”).  Pursuant to the InterDigital SPA, the Company issued 4,026,935 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $402,693.  DRNC has anti-dilution rights under the InterDigital SPA that would require the Company to issue additional shares to DRNC on a full-ratchet basis if the Company, within the nine months following February 26, 2013, sells or issues any common stock or common stock equivalents (other than sales or issuances to directors, officers, employees or independent contractors in the ordinary course of business for compensation purposes and stock splits and stock dividends payable in respect of the Company’s common stock) having a purchase, exercise or conversion price per share less than $0.10.

The InterDigital Note was issued pursuant to a Note Purchase Agreement dated February 26, 2013 by and between the Company and DRNC (the “InterDigital NPA”).  Pursuant to the InterDigital NPA, the InterDigital Note was issued in a principal amount of $497,307 and bears interest at a rate of 7% per annum, with a default rate of 9% per annum while a nonpayment default is continuing.  The InterDigital Note is secured by a security interest in all of the tangible and intangible assets of the Company, and is subject to acceleration upon an event of default.  Under the InterDigital NPA, the Company agreed to comply with certain financial covenants, including a leverage ratio covenant and an annual limit on capital expenditures other than in the ordinary course of business.  A portion of the proceeds from the sale of the InterDigital Note were used to repay the Colatosti Note (see Note I) in full, with the remaining proceeds to be used for other general corporate purposes.

Concurrently with the closing of the InterDigital transactions described above, the Company closed an equity financing with a number of private investors (the “Private Investor Investment”) pursuant to a Securities Purchase Agreement dated February 26, 2013 by and between the Company and such private and institutional investors (the “Private Investor SPA”).  Pursuant to the Private Investor SPA, the Company issued 5,000,000 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $500,000.

The total combination of debt, equity and R&D funding of $1,425,000 at closing was used to repay existing debt (the Colatosti Note as defined in Note L, in full), fund growth initiatives and provide general working capital for the business. The transactions are expected to close on or around the end of the first quarter of 2013, and are not expected to have a material effect on the number of common shares or potential common shares of the Company.

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
Cash and cash equivalents	$451,748	$83,989
Accounts receivable, net of allowance for doubtful accounts of $20,526 at March 31, 2013 and December 31, 2012	449,110	604,784
Due from factor	94,380	189,904
Inventory	4,351	4,186
Prepaid expenses and other	59,303	25,088
Total current assets	1,058,892	907,951
Equipment and leasehold improvements, net	18,531	24,267
Deferred finance costs	55,521	-
Deposits and other assets	8,712	8,712
Intangible assets—less accumulated amortization	193,093	195,911
Total non-current assets	275,857	228,890
TOTAL ASSETS	$1,334,749	$1,136,841

LIABILITIES
Accounts payable	$649,308	$931,276
Accrued liabilities	385,623	593,599
Deferred revenue	467,108	508,520
Note payable – related party	-	321,428
Total current liabilities	1,502,039	2,354,823
Note Payable	497,307	-
Total non-current liabilities	497,307	-
TOTAL LIABILITIES	$1,999,346	$2,354,823

STOCKHOLDERS’ DEFICIENCY:
Common stock — authorized, 170,000,000 shares; issued and outstanding; 87,182,348 of $.0001 par value at March 31, 2013 and 78,155,413 December 31, 2012	8,718	7,815
Additional paid-in capital	51,930,685	51,062,624
Accumulated deficit	(52,604,000)	(52,288,421)
TOTAL STOCKHOLDERS’ DEFICIENCY	(664,597)	(1,217,982)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$1,334,749	$1,136,841

 The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended March 31,
	2013	2012

Revenues
Services	$276,960	$395,854
License fees and other	527,683	1,014,573
	804,643	1,410,427
Costs and other expenses
Cost of services	40,715	124,017
Cost of license fees and other	77,098	57,413
	117,813	181,430
Gross Profit	686,830	1,228,997

Operating Expenses
Selling, general and administrative	732,076	604,884
Research, development and engineering	262,809	254,487
Total Operating Expenses	994,885	859,371
Operating (loss) income	(308,055)	369,626
Other expenses
Interest expense	(7,524)	(6,128)
Total Other expenses	(7,524)	(6,128)
Net (loss) income	$(315,579)	$363,498

Basic (Loss) Income per Common Share	$0.00 *	$0.00	*
Diluted (Loss) Income per Common Share	$0.00 *	$0.00	*
* Represents less than $0.01

Weighted Average Shares Outstanding:
Basic	81,465,289	78,155,413
Diluted	81,465,289	78,156,172

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2013	2012

CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	$(315,579)	$363,498
Adjustments to reconcile net (loss) income to cash (used for) provided by operating activities:
Depreciation	5,736	7,970
Amortization
Intangible assets	2,818	2,817
Deferred costs	1,682	-
Share-based compensation	12,447	20,741
Change in assets and liabilities:
Accounts receivable trade	155,674	100,290
Due from factor	95,524	-
Inventory	(165)	1,129
Prepaid expenses and other	(34,215)	(8,176)
Accounts payable	(281,968)	(272,814)
Accrued liabilities	(207,976)	18,016
Deferred revenue	(41,412)	(65,905)
Net cash (used for) provided by operating activities	(607,434)	167,566
CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of common stock	902,693	-
Repayment of note payable – related party	(321,428)	-
Proceeds from issuance of note payable	497,307	-
Costs to issue common stock	(46,176)	-
Financing costs for note payable	(57,203)	-
Net cash provided by financing activities	975,193	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	367,759	167,566
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	83,989	43,437
CASH AND CASH EQUIVALENTS, END OF PERIOD	$451,748	$211,003

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

	Three Months Ended March 31,
	2013	2012

Cash paid for:
Interest	$51,494	$—

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013 (Unaudited)

1.                      BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements include the accounts of BIO-key International, Inc. and its wholly-owned subsidiary (collectively, the “Company”) and are stated in conformity with accounting principles generally accepted in the United States of America, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).  The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Pursuant to such rules and regulations, certain financial information and footnote disclosures normally included in the financial statements have been condensed or omitted. Significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all necessary adjustments, consisting only of those of a recurring nature, and disclosures to present fairly the Company’s financial position and the results of its operations and cash flows for the periods presented. The balance sheet at December 31, 2012 was derived from the audited financial statements, but does not include all of the disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed on April 1, 2013.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying consolidated financial statements.

2.                      GOING CONCERN

The Company has incurred significant losses to date and at March 31, 2013,  had an accumulated deficit of approximately $53 million. In addition, broad commercial acceptance of the Company’s technology is critical to the Company’s success and ability to generate future revenues. At March 31, 2013, the Company’s total cash and cash equivalents were approximately $452,000, as compared to approximately $84,000 at December 31, 2012.

The Company has financed itself in the past through access to the capital markets by issuing secured and convertible debt securities, convertible preferred stock, common stock, and through factoring receivables. The Company currently requires approximately $390,000 per month to conduct  operations, a monthly amount that we have been unable to achieve through revenue generation.

During the three months ended March 31, 2013, the Company raised proceeds of $1,297,000 net of fees through the issuance of a senior secured promissory note and shares of common stock . See Notes 5 and 6.

If the Company is unable to generate sufficient revenue to meet our goals, it will need to obtain additional third-party financing to (i) conduct the sales, marketing and technical support necessary to execute its plan to substantially grow operations, increase revenue and serve a significant customer base; and (ii) provide working capital. No assurance can be given that any form of additional financing will be available on terms acceptable to the Company, that adequate financing will be obtained by the Company, in order to meet its needs, or that such financing would not be dilutive to existing shareholders.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern, and assumes continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The matters described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and become profitable in its future operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3.                      SHARE BASED COMPENSATION

The following table presents share-based compensation expenses for continuing operations included in the Company’s unaudited condensed consolidated statements of operations:

	Three Months Ended March 31,
	2013	2012

Selling, general and administrative	$11,121	$2,223
Research, development and engineering	1,326	18,518
	$12,447	$20,741

4.                      EARNINGS PER SHARE (“EPS”)

The Company’s basic EPS is calculated using net income available to common shareholders and the weighted-average number of shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuance of common stock, such as stock issuable pursuant to the exercise of stock options and warrants and the assumed conversion of convertible notes and preferred stock.

The reconciliation of the numerator of the basic and diluted EPS calculations was as follows for the three month periods ended March 31, 2013 and 2012:

	Three Months ended March 31,
	2013	2012

Basic Numerator:

Net (loss) income	$(315,579)	$363,498

Basic Denominator:	81,465,289	78,155,413
Per Share Amount	$0.00	$0.00

The following table summarizes the potential weighted average shares of common stock that were included in the diluted per share calculation for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012

Stock Options	-	759

	Three Months ended March 31,
	2013	2012

Dilutive Numerator:

Net (loss) income	$(315,579)	$363,498

Dilutive Denominator:	81,465,289	78,156,172
Per Share Amount	$0.00*	$0.00*

* Represents less than $0.01 per share

The following table sets forth the options and warrants which were excluded from the diluted per share calculation even though the exercise prices were  less than the average market price of the common shares because the effect of including these potential shares was antidilutive due to the net losses for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012

Stock options	647,660	-
Warrants	-	-

Total	647,660	-

The following table sets forth options and warrants which were excluded from the diluted per share calculation because the exercise price was greater than the average market price of the common shares:

	Three Months Ended March 31,
	2013	2012

Stock options	3,025,000	4,588,560
Warrants	8,250,000	8,250,000

Total	11,275,000	12,838,560

5.                      NOTES PAYABLE

The 2010 Exchange Agreement

Effective as of December 31, 2010, the Company entered into a Securities Exchange Agreement (the “2010 Exchange Agreement”) with Thomas Colatosti (“Colatosti”), the Company’s Chairman of the Board. Pursuant to the 2010 Exchange Agreement, Mr. Colatosti agreed to exchange all of his outstanding shares of Series D Convertible Preferred Stock, including all accrued and unpaid dividends thereon, and the 7% Convertible Promissory Note dated as of December 28, 2009 issued by the Company to Mr. Colatosti in the original principal amount of $64,878 for a new non-convertible 7% Secured Promissory Note in the original principal amount of $350,804 (the “Colatosti Note”).

The principal and interest under the Colatosti Note was scheduled to be repaid by the Company in cash on December 31, 2012. Pursuant to a Note Amendment and Extension Agreement effective as of December 31, 2012, the maturity date of the Colatosti Note was extended to March 31, 2013. In February 2013, the principal balance and accrued interest owing under the Colatosti Note was repaid from the proceeds of the new financing (see Note 2).  At March 31, 2013 and December 31, 2012, the amount payable under the Colatosti Note  was $0 and $321,428, respectively.

2013 Note Purchase Agreement

Pursuant to a Note Purchase Agreement dated February 26, 2013 by and between the Company and DRNC (the “InterDigital NPA”). Pursuant to the InterDigital NPA, the InterDigital Note was issued in a principal amount of $497,307 and bears interest at a rate of 7% per annum, with a default rate of 9% per annum while a nonpayment default is continuing. The InterDigital Note matures on December 31, 2015, is secured by a security interest in all of the tangible and intangible assets of the Company and is subject to acceleration upon an event of default. Under the InterDigital NPA, commencing July 1, 2013, the Company is required to comply with certain financial covenants, including a leverage ratio covenant and an annual limit on capital expenditures other than in the ordinary course of business.. A portion of the proceeds from the sale of the InterDigital Note were used to repay the Colatosti Note in full, with the remaining proceeds to be used for other general corporate purposes.  At March 31, 2013, the amount payable under the InterDigital Note was $497,307.

In connection with the InterDigital NPA and InterDigital Note, the Company incurred costs totaling $57,203.  Such costs were capitalized and are being amortized over the term of the InterDigital Note on the effective interest method.

6.                      STOCKHOLDERS’ DEFICIENCY

Issuances of Common Stock

Pursuant to a Securities Purchase Agreement dated February 26, 2013 by and between the Company and DRNC (the “InterDigital SPA”), the Company issued 4,026,935 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $402,693. DRNC has anti-dilution rights under the InterDigital SPA that would require the Company to issue additional shares to DRNC on a full-ratchet basis if the Company, within the nine months following February 26, 2013, sells or issues any common stock or common stock equivalents (other than sales or issuances to directors, officers, employees or independent contractors in the ordinary course of business for compensation purposes and stock splits and stock dividends payable in respect of the Company’s common stock) having a purchase, exercise or conversion price per share of less than $0.10.

Concurrently with the closing of the transactions described above, the Company closed an equity financing with a number of private investors pursuant to a Securities Purchase Agreement dated February 26, 2013 by and between the Company and such private and institutional investors (the “Private Investor SPA”). Pursuant to the Private Investor SPA, the Company issued 5,000,000 shares of its common stock at a purchase price $0.10 per share, for an aggregate purchase price of $500,000.

In connection with the share issuances described above, the Company incurred costs of $46,176 which were offset against additional paid-in capital.

Issuances of Stock Options

For the three months ended March 31, 2013 and 2012, 2,300,000 and 1,125,000 stock options were granted, respectively. Terms of the options issued in 2013 include the following: term - 7 years, exercise price - $0.17, vesting - 3 years.

Derivative Liabilities

In connection with the issuances of equity instruments or debt, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity. In addition, the equity instrument or debt may contain embedded derivative instruments, such as conversion options or listing requirements, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative liability instrument. The Company accounts for derivative liability instruments under the provisions of FASB ASC 815, “Derivatives and Hedging.”

As discussed above, the Company issued shares to DRNC that contain anti-dilution rights.  The Company determined that the anti-dilution rights are embedded derivatives that must be bifurcated and recorded as derivative liabilities. In addition, the Company would be required to revalue the derivative liabilities at the end of each reporting period with the change in value reported on the statement of operations. The Company did not account for these derivative liabilities in its financial statements as it was determined to not be material.

7.                      SEGMENT INFORMATION

The Company has determined that its continuing operations are one discrete segment consisting of Biometric products. Geographically, North American sales accounted for approximately 98% and 97% of the Company’s total sales for the three months ended March 31, 2013 and 2012, respectively.

8.                      FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, and notes payable, are carried at, or approximate, fair value because of their short-term nature.

9.                      MAJOR CUSTOMERS AND ACCOUNTS RECEIVABLES

For the three months ended March 31, 2013 and 2012, three customers accounted for 61% and 76% of revenue, respectively.  At March 31, 2013, one customer accounted for 56% of accounts receivable.  At December 31, 2012, two customers accounted for 88% of accounts receivable.

16,026,947 Shares

BIO-KEY INTERNATIONAL, INC.

Common Stock

P R O S P E C T U S

August 12, 2013